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DAT : 5/23/05

ELEMENTIS

Elementis – a global specialty chemicals company





Elementis is a specialty chemicals company comprising four separate businesses. Each business – Specialties, Pigments, Chromium and Specialty Rubber – holds a leading market position in its chosen sectors. Elementis employs more than 2,000 people at over 40 sites in Europe, Asia Pacific, North America and Africa.

Elementis plc is listed on the London Stock Exchange and has its global headquarters in Staines, UK.

Highlights

Financial highlights

Sales £389.2 million (2003: £368.2 million)

Operating profit before goodwill amortisation and exceptionals £11.8 million (2003: £24.5 million)

Profit before tax, goodwill amortisation and exceptionals £6.2 million (2003: £18.3 million)

Earnings per share before goodwill amortisation and exceptionals 1.4p (2003: 3.0p)

Operating loss £2.5 million (2003: profit of £10.9 million)

Loss before tax £7.8 million (2003: profit of £5.5 million)

Basic loss per share 1.8p (2003: earnings of 1.0p)

Net year end borrowings £90.2 million including £36.3 million for the acquisition of Sasol Servo (2003: £46.9 million)

Net year end gearing 30 per cent* (2003: 16 per cent*)

* ratio of net borrowings to shareholders' funds plus net borrowings

Business highlights

By January 2005 Chromium chemicals prices up 25 per cent from late 2003 low point

Volumes and prices up in Specialties, Pigments and Specialty Rubber

Accelerated sales growth and increased synergy expectations in Specialties

Chinese Pigments plant complete and commissioning underway

Elementis at a glance


Elementis

Elementis is a global specialty chemicals company

The Elementis strategy is focused on growth, both through the development of existing businesses and through acquisition.

The Elementis strategy is driven by four key objectives:

1. The achievement of step change improvement in financial performance.
2. Securing sector leadership in our key markets.
3. Capturing inter-business synergies to achieve top quartile excellence in all operations and processes.
4. The expansion of business platforms, in particular in Elementis Specialties.


Specialties

Elementis Specialties is a leading producer of rheological and surface chemistry additives

Strategy
With its high degree of product differentiation and advanced application technologies, Elementis Specialties is the primary growth focus for Elementis. Organic growth, technology expansion and acquisitions are key drivers for the Specialties strategy.

During 2004, Elementis Specialties successfully acquired and began the integration of Sasol Servo B.V. This acquisition brings with it access to new surface technology chemistry and a European manufacturing centre of excellence for reaction chemistry. The innovation pipeline delivered two new commercialised product technologies. The Specialties innovation programme has significant revenue generation targets during the current and future years.


Pigments

Elementis Pigments is a world-leading producer of synthetic iron oxides and complementary products

Strategy
Elementis Pigments' objective is to be the world's leading supplier for iron oxide pigments in the premium market sector. Elementis Pigments' strategy for growth is based on expansion of their highly competitive cost base into the premium European and Asian markets. Commissioning of a new pigments plant at TaiCang, China, began in 2004 and commercial production was initiated in February 2005. Additional capacity has also been added to the existing plant at Shenzhen, China. It is anticipated these developments will deliver an improved cost model for Pigments during 2005.

Results for Elementis Specialties and Elementis Pigments are reported together.

£238.2 million
Sales 2004

£15.4 million*


Chromium

Elementis Chromium is the world's largest producer of chromium chemicals

Strategy
Elementis Chromium's strategic objective is to leverage its global leadership position in the chromium chemicals business. This leadership position is sustained through low cost production, superior quality, the highest environmental standards and global market coverage. Following a period of falling sales prices in the chromium market, Elementis Chromium successfully implemented sales price increases during the course of 2004. By the end of the year prices of all Elementis Chromium products showed significant increases when compared with the industry low of November 2003.

£110.5 million
Sales 2004

£(3.8) million*


Specialty Rubber

Elementis Specialty Rubber is the leading international manufacturer of wet abrasion resistant rubber products and process equipment, marketed under the Linatex brand name

Strategy
Elementis Specialty Rubber aims to leverage the Linatex brand and their quality market leadership position on a global basis. Expansion of partnerships with original equipment manufacturers and new product introductions has aided Specialty Rubber's geographic expansion into rapidly growing markets. During the course of 2004 Specialty Rubber developed a joint venture in Santiago, Chile, which started trading in January 2005.

The performance potential of Specialty Rubber has been demonstrated and Elementis has begun a process of considering the strategic options for this business.

£45.9 million
Sales 2004

£0.2 million*


Global reach

North America
Amarillo, US
Belleville, US
Castle Hayne, US
Charleston, US
Colton, US
Corpus Christi, US
Dakota City, US
Easton, US
East St Louis, US
Hightstown, US
Jersey City, US
Milwaukee, US
Newberry Springs, US
Ontario, CAN
Sept-Iles, CAN
St Louis, US

Asia Pacific and Australia
Batu Caves, MAL
ChangXing, CHI
Dandenong, AUS
Darwin, AUS
Hawthorne, AUS
Hong Kong, CHI
Kalgoorlie, AUS
Mount Isa, AUS
Osaka, JAPAN
Perth, AUS
Selangor, MAL
Shanghai, CHI
Shenzhen, CHI
TaiCang, CHI
Townsville, AUS

Africa
Alrode, SA

Europe
Birtley, UK
Cologne, GER
Delden, NL
Eaglescliffe, UK
Livingston, UK
Market Harborough, UK
Oosterhout, NL
Rotterdam, NL
Staines, UK
Yateley, UK

South America
Santiago, CHILE

Key
Specialties
Pigments
Chromium
Specialty Rubber
Head office

Chairman's statement

Keith Hopkins
Chairman



It is clear that the key elements of the programme to bring about a step change in financial performance of the Group are in place.

Turnover for the year was £21.0 million higher than 2003 at £389.2 million. Our acquisition of Sasol Servo accounted for £34.2 million of the increase while currency effects reduced turnover by £24.3 million.

Operating profit for the year, before goodwill amortisation and exceptional items, was £11.8 million (2003: £24.5 million). After operating exceptionals of £2.9 million and goodwill amortisation the operating loss was £2.5 million (2003: profit of £10.9 million).

Our Chromium business had a turbulent year following the de-registration of CCA (chromated copper arsenate) in the US for preserving timber for residential use. Margins were also affected by increased energy and freight costs and the weak US Dollar. During 2004 our average chromium chemical prices began to recover and better margins are expected in 2005 despite increases in input costs.

Elementis Specialties increased underlying sales volumes by 6 per cent. Profits were 3 per cent lower than 2003 mainly due to a planned increase in innovation spend and the implementation of a new ERP system. The integration of Sasol Servo, acquired on 30 June 2004, is proceeding well, with benefits from the acquisition now expected to exceed initial estimates. Servo complements our technology and extends our market coverage. Continuing investment in R&D in our Specialties business is the key both to growth and good margins. Our Innovation Strategy continues to make good progress.

At Elementis Pigments, the commissioning of the new iron oxide plant at TaiCang, China, is under way and when fully operational will result in a substantial reduction in manufacturing cost. Sales turnover grew by 8 per cent in Specialty Rubber and profits increased as a consequence.

After a tax credit following the resolution of a number of issues, earnings per share for 2004 before goodwill amortisation and exceptionals, were 1.4 pence (2003: 3.0 pence). Basic earnings per share were a loss of 1.8 pence (2003: 1.0 pence). Capital expenditure for the year was £22.0 million (2003: £21.0 million) compared to depreciation of £15.4 million. With the acquisition

Distribution to shareholders
Once again, the distribution to shareholders will take the form of an issue of redeemable B shares. Ordinary shareholders on the register on 26 April 2005 will receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. This compares with 1.1 pence for the comparable issue last year.

Strategy
Our objective is to create shareholder value by improving the performance of our businesses and drive them towards high margin speciality markets for our products. We intend to intensify our efforts to return our chromium business to good profitability and have strengthened its top management to achieve this end. During the course of 2005 we expect further progress in Specialties led by innovation and cost reductions in Europe, while the year will be one of transformation for our Pigments business, with the new plant at TaiCang substantially impacting Pigments' cost base. With the improved results at Specialty Rubber confirming its performance potential we are now considering the strategic options for this business.

Health, safety and the environment
Environmental and safety performance continues to improve and is now first class. We are planning further initiatives to continue this performance. For the second year, we have published a full Sustainable Development Report. Copies of the document can be obtained from our Corporate Communications department at our head office in Staines, UK.

The Board
Our previous Chairman, Jonathan Fry, retired from the Board in October 2004, having served as Chairman of the Group since 1997. Jonathan's leadership guided Elementis from its creation and helped establish today's solid platform for growth. We wish him every happiness in his retirement and thank him for his invaluable

Executive of Oxonica Ltd, has joined our Board as a non-executive director. Kevin's experience both of the chemicals industry and of new technology start ups brings additional strength to the Board.

People
The progress we have made towards our objectives in 2004 has been realised thanks to the skill, hard work and commitment of our employees. On behalf of the directors and shareholders I thank everyone for their contribution.

Outlook
This is my first statement as Chairman. It is clear that the key elements of the programme to bring about a step change in financial performance of the Group are in place. After a challenging year we expect to see improvements from our businesses in 2005. Signs of the long awaited recovery in Chromium are evident but there remain the continuing challenges of higher input costs and a weak Dollar.



Keith Hopkins
Chairman

17 February 2005

A year in review

Chromium
De-registration of chromated copper arsenate impacted volumes and margins in early 2004

Margins also impacted by increased raw material, energy and freight costs and weak US Dollar

Prices in January 2005 highest since November 2003

Specialties
Sales volumes up 6 per cent

Acquisition of Sasol Servo extends technology and market coverage

Pigments
New Chinese plant has entered commercial production – cost base improvements going forward

Specialty Rubber
Improved turnover and profitability

Strategic options under review

Operating review

Geoff Gaywood
Chief Executive



Increased pricing for chromium chemicals

Acquisition of Sasol Servo B.V.

Construction of world-scale Pigments plant in China

Performance potential demonstrated at Specialty Rubber

Sales volumes rose during 2004 in our Specialties, Pigments and Specialty Rubber businesses and were flat at Elementis Chromium, where increased sales to China compensated in volume terms for the loss of the residential market for CCAs in the US. Prices have risen in all businesses. However these increases were not sufficient to offset the negative impact on Group profitability of rapidly escalating energy, raw material and freight costs, adverse currency movements and extreme weather conditions in Northern and Central America.

Although very challenging, 2004 saw the successful implementation of some of the major transformational steps planned as part of the Elementis strategy. The chromium chemicals market has turned and by January 2005 realised prices were 25 per cent ahead of the low point of late 2003. Elementis Specialties completed a key acquisition and growth accelerated. Pigments executed an investment in China which will transform its cost base. Profitability was restored in Specialty Rubber and our company-wide ERP implementation progressed successfully.

At Elementis Specialties our strategy is to achieve sustainable high growth by expanding our market and technology platforms. Sales at Specialties in 2004 have increased by approximately 37 per cent in US Dollars, with the acquisition of Sasol Servo, geographical expansion and new product introductions contributing significantly. Potential synergies from the Sasol Servo acquisition are currently expected to exceed our original estimates by approximately 40 per cent.

The Elementis Pigments strategy is to secure leadership in premium markets while transforming our cost base in Asia Pacific to drive growth and profitability. Our new world-scale Pigments plant in China is now complete and commercial operations will begin at the end of February 2005.

Following the streamlining of global operations at Elementis Specialty Rubber, our strategy is to leverage our well-invested, low cost manufacturing cost base, local market presence in key mining areas, product performance advantages and brand recognition to drive

Objectives reached in 2004

- Price turnaround in Chromium
- Acceleration of growth in Elementis Specialties
- New Elementis Pigments plant in China
- Recovery in Specialty Rubber profitability
- ERP implementation

Specialty Rubber has maintained high sales growth and delivered a corresponding improvement in margins. The performance potential of Specialty Rubber has now been demonstrated and Elementis has therefore begun a process of considering the strategic options for this business.

At Elementis Chromium, our strategy is to strengthen and leverage our market leadership to achieve superior returns on capital over the cycle. Elementis Chromium successfully led a sustained recovery in global prices during 2004, after a four year period of decline. Margin recovery was not however achieved during the year, due to intense variable cost pressures and adverse currency trends, which led to a drop in overall Group profitability. Sales at Elementis Chromium decreased by 9 per cent to £110.5 million. The operating loss before exceptionals for the year was £3.8 million compared to a profit of £6.8 million in 2003.

Greg McClatchy, who has led the turn around in performance at Specialty Rubber since his appointment as Managing Director in 2002, was appointed as Managing Director, Elementis Chromium, in February 2005. Neil MacLeod, previously Finance Director, Specialty Rubber,

Objectives for 2005

- Restore profitability in Chromium
- Realise acquisition benefits at Specialties
- Transform cost model at Pigments
- Completion of strategic review for Specialty Rubber

Elementis Chromium announced the first in a series of global price increases at the end of 2003. Early resulting volume losses were recovered and the prices of all chromium chemicals have risen world wide since that time. During the course of 2004, operations at our plant at Castle Hayne, US, were suspended on two occasions in anticipation of hurricanes, which resulted in lost production. In January 2005, aggregated selling prices for Elementis Chromium's products reached the highest level since December 2001 and were more than 25 per cent higher than the historic low levels experienced in November 2003.

The trading outlook for Elementis Chromium is encouraging. Fixed costs have been further lowered as a result of a manufacturing rationalisation at the Eaglescliffe, UK, plant. Global industry capacity utilisation is now estimated to be in excess of 90 per cent and it is anticipated this figure will continue to rise throughout 2005 as demand increases and further industry capacity rationalisation occurs. In February 2005, Elementis Chromium announced price increases of up to 20 per cent effective from 1 April 2005. We anticipate that selling prices for chromium chemicals will continue to increase as the year progresses.

Core values

Our values set guidelines for the way we work and help us position ourselves in the marketplace.

Committed
We have addressed the root causes of underperformance in each of the businesses. Elementis is now positioned for step change improvements in financial performance

Bold
Recent actions have included strategic acquisitions in Chromium and Specialties, a new, low cost-based Chinese manufacturing platform for Pigments, a global ERP system which will enable operational cost minimisation and a cost effective high growth innovation programme in Specialties

Specialty chemicals
Each of our businesses has achieved sector leadership in the performance-differentiated, high-return sector of our targeted markets

Progressive
Elementis has received external recognition for leadership in innovation and sustainable development

Outstanding performance
We have created a strong platform for growth. External factors and the costs of our transformation have impacted financial performance in 2004

Mutual growth
Elementis has built a strong platform of human and technical capabilities to deliver sustainable earnings growth

Maximises potential

Operating review (continued)



Fixed costs have been lowered at Elementis Chromium



Two Elementis plants in the UK have achieved certification against the international standard OHSAS 18001

At Elementis Specialties, a recovery in demand in the coatings and construction markets world wide, increased sales in Asia Pacific and new product introductions drove a 6 per cent sales growth in volume terms, excluding the impact of the Sasol Servo acquisition. Good growth was experienced in the critical coatings and construction markets, with European sales in particular showing significant increases. Our oilfield business was however impacted by two months of hurricane-related oil rig shut downs in the Gulf of Mexico.

The Specialties Innovation Board has generated a significant number of new technology platforms and the business is targeted with building a new product pipeline to deliver sustainable double-digit growth. Innovation spend, despite 2004 increases, is trending towards industry averages, and the contribution of new products to sales is now growing. Production at the ChangXing, China, plant tripled during 2004. The performance of the Sasol Servo acquisition has fully met expectations to date. Annualised synergistic benefits, originally estimated at £2.5 million, are now expected to be £3.5 million. These benefits will be fully realisable in 2006. In sterling, operating profit before goodwill amortisation and exceptionals has decreased by 3 per cent, reflecting the impact of planned increases in innovation spend and ERP implementation costs.

Volumes and turnover continued to improve at Elementis Pigments during 2004. While price increases and improved volumes had a substantial favourable impact on profitability, this was reversed by rapidly escalating raw material and freight prices, and pre-start-up costs for the new Chinese plant. Full-scale production was rapidly resumed at the plant at Easton, US, following flash flooding in September. Although the flooding affected performance in 2004, no long term financial or operating impact is anticipated. In addition to the new plant at TaiCang, the Pigments plant at Shenzhen, China was expanded. These activities will substantially lower the aggregate cost base for this business and provide a strong platform for further growth.

Elementis Specialty Rubber has once again shown significant growth in 2004, with sales increasing by over 20 per cent in US Dollars for the second year in succession and all regions showing good volume increases. On conversion to sterling, the sales increase was 8 per cent, again reflecting the impact of the weaker US Dollar. In sterling, Specialty Rubber's operating profit increased from breakeven in 2003 to £0.2 million in 2004. During the course of 2004 a new operation was established in China to address the needs of the rapidly modernising Chinese mining industry, while in January 2005 Specialty Rubber announced the opening of a new joint venture in Santiago to serve the large, fast growing Chilean mining market.

Health and safety

Elementis achieved an outstanding level in its safety performance in 2004 as evidenced by its lowest ever Recordable Incident Rate of 1.46 per 200,000 hours for the year. The performance of the Specialties, Chromium and Specialty Rubber businesses was below 1.0 per 200,000 hours worked, which is in line with the top quartile of the world's chemical companies.

Sustainable Development

Our Sustainable Development programme, which was summarised in our 2003 annual report, won the UK Chemical Industry Association's Sustainable Development Award. Elementis was cited as an example of industry best practice.

ERP

The ERP system was implemented in our Chromium and Specialty Rubber businesses during 2004, without any significant disruption to operations. Francis Lenders joined Elementis as Director, Global Supply Chain, in December 2004. Francis is a member of the management team and is charged with bringing operational excellence to our supply chain operations and ensuring that the full potential benefits of the ERP system are realised.

Six Sigma

The Elementis Six Sigma programme continued to contribute operational savings in 2004. Since its introduction in 2001, the total accumulated benefits from the Elementis Six Sigma programme have passed £9.0 million, with total associated costs estimated at £2.6 million. Six Sigma is a methodology widely used in process industries to increase quality and efficiency by reducing process variability.

REACH

Throughout 2004 senior management at Elementis has continued to work alongside the European and UK chemical industry associations to press for improvements to the workability of the proposed European REACH (registration, evaluation and authorisation of chemicals) regulation. While there has been considerable progress, the proposed regulation still needs substantial improvement to avoid damaging the competitiveness of the chemical industry, particularly of smaller companies.

Outlook

Current trading conditions are characterised by good demand in all business sectors, accompanied by a general upward movement in prices. Continued raw material, energy and freight cost inflation, combined with the impact of the weaker US Dollar are however ongoing concerns. Variable costs are receiving intense management focus and are being fixed or hedged as considered appropriate.

We anticipate that the benefits of structural improvements implemented during 2004 will become apparent during 2005. These improvements include progressive price increases in chromium chemicals supported by expanding demand and a tightening of global supply; cost savings and sales growth from the Sasol Servo acquisition and organic growth at Specialties; the cost benefits of the new TaiCang plant in Pigments; further strong sales growth at Specialty Rubber and operational efficiencies as a result of the implementation of the ERP system.

Geoff Gaywood
Chief Executive

17 February 2005



Total accumulated benefits from the Six Sigma programme have passed £9.0 million

Elementis Specialties



Elementis Specialties is a world leading producer of rheological and surface chemistry additives

2004 highlights

Further organic sales growth

Acquisition of Sasol Servo B.V.

Innovation programme delivered two new commercialised product technologies

Geographical analysis of sales by volume 2004*

1. North America	42%
2. Europe	39%
3. Asia Pacific	10%
4. Rest of world	9%



Sales by market sector (volume) 2004*

1. Coatings	54%
2. Oil drilling	12%
3. Inks	6%
4. Consumer	8%
5. Others	20%



* excludes Sasol Servo

1,388 products
as at December 2004

562 staff
as at December 2004

Management team

Neil Carr, President
William French, VP Coatings, Inks, Construction, Ceramics, Water Treatment
Roger Chantillon, VP Oilfield Chemicals, Consumer Products, Lubrication, Industrial Applications
Steve Drew, Director Market Development
Zahir Ibrahim, Vice President Finance
Martin Neil, Vice President Operations
Kevin Erickson, Vice President Human Resources

2004 was a further year of achievement of strategic goals and of solid growth for Elementis Specialties. Despite the highly competitive nature of the markets in which we operate, sales increased by approximately 8 per cent, when measured in our operating currency, the US Dollar. Volumes also increased by approximately 6 per cent. Operating profit decreased by approximately 5 per cent on a constant currency basis, due to an adverse product mix and planned increases in the innovation programme and ERP implementation costs.

In terms of key markets, strong sales growth was experienced in coatings, with new application development and new product introductions boosting sales of aqueous coatings by over 17 per cent. Construction sales growth was also strong, in particular to markets in Asia Pacific, Eastern Europe and South America, driven by strong local demand.

The acquisition of Sasol Servo B.V. was completed on 30 June 2004. The acquisition is a key part of Specialties growth strategy and brings with it access to new surface technology chemistry and a European manufacturing centre of excellence already realising significant operating profit improvement. Annualised synergistic benefits are anticipated to be £3.5 million per annum.

Elementis Specialties continued to invest in innovation during 2004, with the innovation pipeline delivering two product technologies. Technological product differentiation is a further key element of Specialties' growth strategy. The StageGate project management system was upgraded during 2004 and a more stringent business-focused and financial model has been established. The Specialties Innovation programme is targeted with achieving sustainable double-digit growth.

The Elementis ERP system was implemented at Elementis Specialties in December 2003.

Product profile: BENTONE® HD

BENTONE HD is a hyperdispersible hectorite clay designed for high performance Industrial and Automotive Waterborne Coatings. Its unique technology and resulting structure allow it to activate quickly and develop highly efficient anti-sag and anti-settling properties in many new applications.

Benefits

BENTONE HD fully develops its properties in less than five minutes processing time, compared with over an hour for conventional products. This results in time and money savings for our customers. The product works exceedingly well in demanding high end waterborne spray applications, providing excellent anti-sag and anti-settling performance.

The increased formulating flexibility delivered by BENTONE HD provides our customers with increased productivity, improved First Time Quality and higher profitability.



Elementis Pigments



Elementis Pigments is a world-leading producer of synthetic iron oxides and complementary products

- Substantial top line sales growth
- Continuation of cost reduction initiatives
- New Chinese production plant commissioning on schedule
- Improved safety record

1. North America	60%
2. Europe	22%
3. Asia Pacific	14%
4. Rest of world	4%



1. Coatings	37%
2. Construction	33%
3. Chemicals	16%
4. Driers	14%



3,100 products
as at December 2004

625 staff
as at December 2004

2004 was a year of substantial achievement and growth for Elementis Pigments despite testing economic and operating conditions.

Sales increased by approximately 12 per cent, when measured in our operating currency, the US Dollar. Volumes rose by approximately 5 per cent. Significant increases in raw material costs and start up costs for the TaiCang plant offset volume and price improvements.

Sales to the key coatings market showed significant growth, particularly in North America and Asia Pacific. Strong sales of our unique Copperas Reds helped boost sales to the colorants market and provided pull-through benefits for our other iron oxide pigments.
In the chemicals sector, sales into the cosmetics market were especially strong.

The withdrawal from supply of a key raw material for our Calcium 10 drier product considerably impacted short term production. Sterling work was done by our operations and technical teams to engineer a replacement.

Asia Pacific increased throughout 2004, with favourable weather, interest and exchange rates providing a favourable market environment. Significant price increases were successfully implemented during the course of 2004 in all areas.

Construction activity at the TaiCang facility continued on schedule. Further granular product capacity has been added to our existing plant at Shenzhen, China, to meet increased demand. These activities will considerably improve the Pigments cost structure during 2005.

Work has begun to implement the Elementis ERP system at Elementis Pigments during the course of 2006.

Management team

David Dutro, President
Steve Wittenauer, Vice President of Finance
Dennis Valentino, Vice President Worldwide Operations
Eric Dick, Vice President Construction
Jerry Horton, Vice President Human Resources
Dave Becher, Vice President of Material



Elementis Pigments' Copperas Red product offers unique benefits to a wide number of industries. The colour shade, purity and colour reproducibility makes Copperas the product of choice in coatings, plastics, regulatory and specialty chemical applications.



Benefits

The tightly controlled copperas process yields particles that are low in impurities and nearly neutral in pH. As a result Copperas Reds offer superior compatibility and formulation flexibility. The uniquely robust nature of the copperas particle provides unsurpassed shear stability resulting in predictable colour consistency.

The low impurity levels of copperas result in pigments with excellent thermal-stability characteristics making this the product of choice in high-temperature coatings applications. The Copperas Red pigments are also high in universal tinting systems due to their stable particle size.

For a full list of Elementis Pigments products please visit

Elementis Chromium



Elementis Chromium is the world's largest producer of chromium chemicals

2004 highlights

- Successful introduction of sales price increases
- Cost reduction initiatives introduced
- Improved employee safety record

Geographical analysis of sales by volume 2004

1.	North America	33%
2.	Europe	29%
3.	Asia Pacific	25%
4.	Rest of world	13%



Geographical analysis of sales by volume 2003

1.	North America	46%
2.	Europe	33%
3.	Asia Pacific	13%
4.	Rest of world	8%



26 products
as at December 2004

412 staff
as at December 2004

Sales volumes at Elementis Chromium remained approximately stable year-on-year, with volumes recovering strongly during the second half of 2004. The expected deregistration by the US Environmental Protection Agency of CCA products for timber treatment for residential use came into effect on 1 January 2004. It is estimated that the global market decreased by 5 per cent as a result of this ban. Strong market growth in China and healthy growth in Western Europe for other products helped balance the decline in the CCA market.

Market supply continued to decline during 2004, including kiln closures in Japan and China. Global industry capacity utilisation is now estimated to be in excess of 90 per cent and it is anticipated that this figure will continue to rise during 2005 due to ongoing market capacity rationalisation and market growth.

In January 2004 Elementis Chromium announced the first price increase in the chromium chemicals industry for over five years. By January 2005 the price of Elementis Chromium products was 25 per cent higher than the industry low of estimated to have generated incremental sales of over $1 million.

Operating profit declined by £10.6 million during 2004 as a combination of variable cost increases, increased energy costs and sales mix combined to impact margins. Significant increases were experienced in the costs of freight, energy and raw materials, including the costs of a key raw material, sulphuric acid. The weakness of the US Dollar also impacted performance.

Cost saving and restructuring initiatives were initiated during 2004, with total headcount falling from 464 at the end of 2003 to 412 at the end of 2004. The benefits of these activities are expected to fully impact results during the course of 2005.

Elementis Chromium successfully went live with the Elementis ERP system in June 2004.

Elementis Chromium achieved its best-ever employee safety performance in 2004. In July 2004 the Chromium site at Eaglescliffe, UK, was presented with the UK Chemical Industry Association's Sustainable Development Award

Management team

Greg McClatchy, Managing Director
Roger Perkins, Finance Director



Product profile: Elementis CA21

Elementis CA21 is a unique proprietary form of chromic acid with exceptional properties. The free-flowing and uniform nature of the crystal product sets a new benchmark in low dusting and ease of handling.



Benefits
Elementis CA21 is approximately 2mm in diameter, three times larger than typical crystal chromic acids, and sets new standards in low dusting properties and safety in handling. It has very low levels of impurities, such as sulphates and insolubles, which are very important both for decorative and functional chrome plating applications.

End uses
Chromium plating is the most visible application using Elementis CA21. Metals and plastics are electroplated to give a durable and attractive finish and to increase wear and corrosion resistance.

Elementis CA21 is also used in formulating industrial wood preservatives where it binds active biocides to the wood surface.

For a full list of Elementis Chromium products please visit **www.elementischromium.com**

Elementis Specialty Rubber



Elementis Specialty Rubber is the leading manufacturer of wet abrasion resistant rubber products and process equipment, marketed under the Linatex brand name



- Continued sales growth
- Ongoing profit improvement
- Geographic expansion programme
- Improved safety performance

Geographical analysis of sales by volume 2004

1. North America	18%
2. Europe	43%
3. Asia Pacific	23%
4. Rest of world	16%



Sales by market sector (volume) 2004

1. Mining and aggregates	72%
2. Belting	4%
3. Vehicle	3%
4. Others	21%



15 facilities worldwide

as at December 2004

665 staff

as at December 2004

Management team

Neil MacLeod, Acting Managing Director and Finance Director
John Hayes, Supply Chain Director
Bob Stewart, Strategic Development & Technology Director
Jon Woollins, New Business Development Manager
Dirk van den Berg, General Manager South Africa
Bruce Cooke, General Manager Europe
Greg Caddle, General Manager Americas

2004 was a year of significant progress at Elementis Specialty Rubber, with sales increasing by over 20 per cent, when measured in our operating currency, the US Dollar.

All regions showed an increase in sales, with Asia Pacific and South Africa registering accelerated growth. This was primarily driven by Specialty Rubber sales initiatives, despite key application markets, such as mining, showing only moderate growth. The positive sales trend has been augmented by a series of price increases.

Operating profit increased to £0.2 million despite significant increases in the costs of latex and of steel. Increases in sales, together with increased selling prices, have primarily driven this improvement in profitability. Manufacturing efficiency has continued to improve at our Malaysian manufacturing site.

During the course of 2004 Specialty Rubber developed a joint venture in Santiago, Chile, which started trading in January 2005. In addition to the existing rubber lining operations, the joint venture will produce and sell moulded products

Specialty Rubber is developing a new compound which addresses the needs of certain customers for abrasion-resistant rubber in oil-rich environments. Field trials began during 2004 and it is anticipated that this product will yield additional sales from 2005 onwards.

The Specialty Rubber organisation went live with the Elementis ERP system in late 2004. Benefits from this system are expected to accrue during the course of 2005.

The safety performance at Specialty Rubber showed continued improvement in 2004, with no lost time accidents reported during the year and a 25 per cent improvement in recordable injury incidence.

Elementis Specialty Rubber has confirmed its performance potential and a process of considering the strategic options for this business is now under way.

Linatex Rubber is manufactured directly from natural rubber latex, using an innovative and effluent free continuous process based upon microwave technology that increases Linatex's superiority over competitive products in wet abrasion resistance.



Benefits

Developed to provide the longest wear life in the harshest, most abrasive mining and minerals processing environments, Linatex is the benchmark by which all other products are judged and the material of choice for the world's leading mining companies. Linatex is available in both sheet for site re-lining of equipment and in moulded products, where Linatex's unrivalled experience in the moulding of large, complex parts offers the customer outstanding performance in pumps, mills and cyclones.



For a full list of Elementis Specialty Rubber products please visit www.linatex.com



Elementis China



Elementis China has strategic responsibility for expanding the Elementis presence in this important region

2004 Highlights

- New Pigments plant complete and commissioning underway
- Existing Pigments plant expanded
- Specialties plant improved performance
- Sales increased by approximately 150 per cent


TaiCang
Shanghai
ChangXing
Shenzhen
Hong Kong

267 staff

as at December 2004

Management team

Godwin Lee, General Manager China
Warren Law, Finance Director
Sharon Liu, Director of Human Resources

Following the appointment of Godwin Lee as General Manager, China Region, in 2003, the Corporate Team, China, was established in 2004 and now includes Warren Law, Finance Director and Sharon Liu, Director of Human Resources.

The team provides all four Elementis businesses with direction and support in project evaluation, financial management, market research, credit control, human resources, tax, customs and information technology.

Elementis Trading Shanghai Co. Ltd was registered in September 2004 and provides the platform for all Elementis business activities in China.

Sales in China for the year rose by 150 per cent to approximately £13.2 million. The TaiCang Pigments plant was completed during 2004 and the ChangXing Specialties plant achieved profitability. The Shenzhen Pigments plant was expanded and achieved record throughput.



Elementis China, Regional Team



Elementis China

Construction of the new Elementis Pigments plant at TaiCang, China, began in June 2003. Commissioning started in 2004 and commercial production began in February 2005.



The new facility will provide Elementis with a world-class iron oxide manufacturing unit and will substantially lower the cost base for the Pigments business. Additional granular product capacity has also been added to the existing Pigments plant at Shenzhen, China, in order to meet increased demand.



Financial review

Brian Taylorson
Finance Director



Sales increased by 6 per cent, which included £34.2 million from the acquisition of Sasol Servo B.V.

Increases in raw materials, freight and energy costs had a negative impact on operating profit

Tax rate will remain below 10 per cent going forward

Overview

Sales increased by 6 per cent from the previous year to £389.2 million. This includes Sasol Servo which was acquired on 30 June 2004 and contributed £34.2 million to sales in the second half. After adjusting for the acquisition and exchange rates, sales increased by 3 per cent at constant currency.

The sales increase was mainly due to higher volumes at Specialties & Pigments and Specialty Rubber. Marginally higher average prices for the Group were offset by adverse mix effects.

In terms of geography, lower volumes in North America and Europe, largely due to the loss of CCA business in the US and the effect of price increases in Chromium, were more than offset by increased volumes into Asia Pacific and the rest of the world.

Operating profit before goodwill amortisation and exceptionals was £12.7 million below previous year at £11.8 million. On a constant currency basis the decrease was £9.3 million.

energy particularly in the second half of 2004, and costs associated with the implementation of the ERP system.

The operating loss after goodwill amortisation and exceptionals was £2.5 million (2003: profit of £10.9 million) for the year. Goodwill amortisation in the year amounted to £11.4 million (2003: £12.4 million) and operating exceptional costs were £2.9 million (2003: £1.2 million).

Specialties & Pigments

£million	2004	2003
Sales	**238.2**	209.3
Adjusted operating profit*	**15.4**	17.7
Operating profit	**2.4**	3.8

* before goodwill amortisation and exceptionals

Sales in Specialties & Pigments increased by 14 per cent to £238.2 million. After adjusting for the business acquired in June 2004, sales in constant currency were 4 per cent higher than previous year. This was primarily due to increased volumes while higher prices were offset by

Sales

	Sales 2003 £million	Effect of exchange rates £million	Acquired in 2004 £million	Increased/ (decreased) 2004 £million	**Sales 2004 £million**
Specialties & Pigments	209.3	(14.4)	34.2	9.1	**238.2**
Chromium	121.9	(9.5)	–	(1.9)	**110.5**
Specialty Rubber	42.7	(0.4)	–	3.6	**45.9**
Inter-company	(5.7)	–	–	0.3	**(5.4)**
	368.2	(24.3)	34.2	11.1	**389.2**

Operating profit before goodwill amortisation and exceptionals

	Operating profit* 2003 £million	Effect of exchange rates £million	Acquired in 2004 £million	Increased/ (decreased) 2004 £million	**Operating profit* 2004 £million**
Specialties & Pigments	17.7	(0.5)	0.9	(2.7)	**15.4**
Chromium	6.8	(2.9)	–	(7.7)	**(3.8)**
Specialty Rubber	–	–	–	0.2	**0.2**
	24.5	(3.4)	0.9	(10.2)	**11.8**

* before goodwill amortisation and exceptionals

Operating profit before goodwill amortisation and exceptionals was £2.3 million lower than the previous year at £15.4 million. After adjusting for acquisitions and currency, operating profit was £2.7 million lower. Increased volumes were more than offset by higher raw materials, energy and fixed costs.

Sales in Elementis Specialties on a constant currency basis excluding the acquisition were 3 per cent higher than the previous year. Volumes were up 6 per cent largely due to a strong performance in the coatings and construction sectors, and included new business in the growing but lower margin markets in Asia, Latin America and the Middle East. Increased sales to some larger customers, where rebates are more prominent, had a mitigating effect on realised sales values and margins. Prices improved in some key sectors, but were on average at similar levels to the previous year.

Operating profit before goodwill amortisation and exceptionals on a constant currency basis was 5 per cent lower than the previous year. Higher volumes were offset by adverse mix,

Sales in Elementis Pigments on a constant currency basis increased by 7 per cent due to higher volumes and improved pricing. Operating profit was however lower than the previous year as higher raw material costs and start up costs in TaiCang, offset volume and price improvements.

Elementis Chromium

	2004 £million	2003 £million
Sales	**110.5**	121.9
Adjusted operating (loss)/profit*	**(3.8)**	6.8
Operating (loss)/profit	**(5.1)**	7.4

** before exceptionals*

Sales in Elementis Chromium decreased by 9 per cent to £110.5 million and on a constant currency basis decreased by 2 per cent.

Overall volumes which were 3 per cent down in the first half following an initial round of price increases, recovered strongly in the second half to be in line with previous year. The loss of CCA business for residential uses in the US, which reduced sales by approximately £15.0 million,was offset by strong demand for chrome oxide and by sales into the Asia Pacific market. Prices were increased throughout the year and average US Dollar prices were around 10 per cent higher in December 2004 than twelve months earlier. However average pricing for the whole year was still marginally below that for the previous year, and accounted for most of the decrease in constant currency sales.

The operating loss before exceptionals for the year was £3.8 million compared to a profit of £6.8 million in the previous year. The increase in energy costs was £2.2 million while the weakness of the US Dollar was the main cause of an adverse currency impact of £2.9 million. Higher raw material and freight costs accounted for most of the remaining reduction.

continued

Financial review (continued)

£389.2 million
Turnover


400
300
200
100
2002
2003
2004

£11.8 million
Operating profit*


30
25
20
15
10
5
2002
2003
2004

1.4 pence
Earnings per share*


3.5
3.0
2.5
2.0
1.5
1.0
0.5
2002
2003
2004

£90.2 million
Net borrowings


100
80
60
40
20
2002
2003
2004

* Before goodwill amortisation and exceptionals

Specialty Rubber

	2004 £million	2003 £million
Sales	**45.9**	42.7
Adjusted operating profit*	**0.2**	–
Operating profit/(loss)	**0.2**	(0.3)

* before exceptionals

Sales in Specialty Rubber increased by 8 per cent to £45.9 million, due to strong volume growth largely in Asia Pacific, South Africa and Europe. Higher sales volumes and improved pricing were partly offset by fixed cost increases. The operating profit before exceptionals for the year was £0.2 million compared to break-even in the previous year.

Exceptionals

Total exceptional items before taxation in the year were £2.6 million (2003: £0.4 million). These comprised:

	£million
Operating :	
Redundancy and restructuring costs	**(2.9)**
Non operating:	

The redundancy and restructuring costs comprise £1.3 million of redundancy costs at Chromium's Eaglescliffe site and £1.6 million incurred in the first phase of the integration of Sasol Servo BV following its acquisition in June 2004.

The profit on disposal of property of £2.6 million is from the sale and leaseback of Specialty Rubber's Yateley, UK property.

The loss on termination of business of £2.3 million is to provide for the book value of the Group's 50 per cent interest in Enenco together with any residual site clean-up costs. This follows a decision made by the joint venture parties during 2004 to close the business.

Interest

	2004 £million	2003 £million
On net borrowings	**(3.8)**	(1.9)
Pension finance charge	**(1.1)**	(4.2)
Discount on provisions	**(0.9)**	(0.9)
Other	**0.2**	0.8
Total	**(5.6)**	(6.2)

Interest payable on net borrowings increased during the year by £1.9 million due to higher borrowings and a higher cost of borrowing. The finance charge in respect of pension and post-retirement benefits decreased by £3.1 million in the year due to a lower pension deficit and an improvement on the expected return on pension scheme assets.

Interest cover – the ratio of operating profit before goodwill amortisation and exceptionals to interest on net borrowings was 3.1 times (2003: 12.9 times).

Taxation

Tax (charge)/credit	£million	Effective rate
Before goodwill amortisation and exceptionals	**(0.2)**	**2%**
Goodwill amortisation	–	–
Exceptionals	**0.2**	**9%**
Total	–	–

The effective rate of tax on profit before goodwill amortisation and exceptionals was 2 per cent

The decrease in the rate was due to the resolution of open issues from prior periods and the utilisation of losses. Potential deferred tax assets of £28.8 million (2003: £23.2 million) have not yet been recognised.

The effective tax rate on profit before goodwill amortisation and exceptionals in 2005 will continue to be dependent on the mix of profits primarily between the UK and overseas.

Earnings per share

Earnings per share for the year was a loss of 1.8 pence per share (2003: earnings of 1.0 pence per share), mainly due to the lower operating profit for the year. Earnings per share before goodwill amortisation and exceptionals was 53 per cent lower at 1.4 pence (2003: 3.0 pence) due to the lower operating profit but partly offset by lower FRS17 pension finance charges and a lower tax rate.

Dividends and issue of redeemable B shares

The Board did not declare an interim dividend and, similarly, is not proposing a final dividend. The Board instead intends to continue with the programme, started in 2000, of issuing and redeeming redeemable B shares.

The total nominal value of redeemable B shares issued to shareholders during 2004 was 2.2 pence per ordinary share.

The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 26 April 2005, such that they receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. This compares with 1.1 pence for the comparable issue last year. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 3 May 2005. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 3 May 2005.

Cash flow

Net borrowings increased by £43.3 million in the year to £90.2 million. The cash outflow due to changes in working capital increased by £5.1 million as higher stocks and debtors due to increased volumes and the transitional effects of the ERP implementation, were partially offset by higher creditors. The ratio of working capital to sales increased from 17.5 per cent to 18.3 per cent after adjusting for the acquisition in Specialties which was made part way through the year.

The cash flow is summarised below:

	2004 £million	2003 £million
Earnings before interest, tax, exceptionals, depreciation and amortisation	**27.2**	40.1
Change in working capital	**(5.1)**	(2.9)
Other	**(7.0)**	(22.0)
Capital expenditure	**(22.0)**	(21.0)
	(6.9)	(5.8)
Redemption of B shares	**(9.2)**	(9.5)
Acquisitions and disposals	**(30.7)**	0.8
Currency fluctuations	**3.5**	5.0
	(43.3)	(9.5)
Net borrowings at start of year	**(46.9)**	(37.4)
Net borrowings at end of year	**(90.2)**	(46.9)

Other cash flows decreased by £15.0 million, due to lower contributions to pension schemes and less paid on provisions and net tax refunds of £4.5 million.

continued

Total nominal value of B shares was 2.2 pence in 2004

Further issue at 1.1 pence on 26 April 2005

Financial review (continued)

The majority of the Group's assets are stated in US Dollars

The weakening of the US Dollar in 2004 reduced shareholders' funds by a net £11.8 million

Capital expenditure

Capital expenditure in the year was 143 per cent of depreciation (2003: 134 per cent) as the Group continued to invest in the ERP project and largely completed the construction of a new Pigments plant in TaiCang, China.

Total spend in the year included £2.6 million (2003: £7.7 million) in relation to the ERP project and £7.3 million (2003: £1.9 million) for the Pigments plant in China.

Balance sheet

	2004 £million	2003 £million
Intangible fixed assets	**144.4**	159.3
Other net assets	**155.7**	139.9
	300.1	299.2
Shareholders' funds	**209.9**	252.3
Net borrowings	**90.2**	46.9
	300.1	299.2
Gearing[1]	**30%**	16%

Currency fluctuations had a significant impact on shareholders' funds. The main currency exchange rates relevant to Elementis are set out below:

	2004		2003	
	Year end	Average	Year end	Average
US Dollar	**1.92**	**1.83**	1.79	1.64
Euro	**1.41**	**1.47**	1.42	1.45

The majority of the Group's assets are stated in US Dollars and the weakening of the US Dollar in 2004 reduced shareholders' funds by a net £11.8 million. The balance of the reduction was due to the current year trading result, the issue and redemption of B shares, and actuarial adjustments to the pension fund valuation and associated deferred taxation.

Pensions and other post-retirement benefits

The Group provides retirement benefits for the majority of its employees mainly through defined benefit schemes. A small number of defined contribution schemes are also provided and an unfunded post-retirement medical benefit scheme is provided in the US.

The net pension liability, which is calculated by the Group's actuaries and based upon market values of the schemes' assets and liabilities, increased by £11.7 million to £64.5 million. The increase was primarily due to a change in the rate of deferred tax related to the UK pension scheme from 30 per cent to 10 per cent to reflect surplus ACT. This increased the net pension liability by £9.8 million and the balance was due to the acquisition of Sasol Servo B.V.

The total cost of pensions and post-retirement health care in the year was £7.2 million (2003: £8.5 million). The charge in 2003 included a credit in respect of past service of £1.3 million. Costs were lower in 2004 principally due to a £3.1 million reduction in finance charges to £1.1 million (2003: £4.2 million). Total contributions to pension and post-retirement schemes in the year amounted to £10.7 million (2003: £14.4 million). The estimated contribution in 2005 is approximately £12.0 million.

Treasury

Treasury activities are governed by policies and procedures approved and monitored by the Board. The Group operates a central treasury service centre, the principal function of which is to manage and monitor the Group's external and internal funding requirements and treasury risks, including interest rate and currency management.

The Group's financial instruments, other than derivatives, comprise borrowings, cash and liquid resources. Certain derivative financial instruments (principally forward foreign currency contracts) are entered into in order to manage currency risks efficiently.

The Group does not hold or issue derivative financial instruments for speculative trading purposes.

Interest rate risk

The Group's policy is to borrow at both fixed and floating interest rates and to use interest rate swaps to generate the required interest rate profile. The policy does not require that a specific proportion of the Group's borrowings are at fixed rates of interest. Due to the current low interest rate environment all borrowings are currently at floating interest rates, with no borrowings at fixed rates (2003: £nil).

Currency risk

Businesses use forward foreign currency contracts to hedge transaction exposures where deemed appropriate in consultation with Group Treasury. Elementis manages its global businesses on a US Dollar basis and does not seek to fully mitigate the effect of US Dollar translation exposure to its Sterling reported asset base through US Dollar borrowings.

Liquidity risk

Group funding policy is to have committed borrowings in place to cover at least 125 per cent of peak forecast net borrowings for at least a 12 month forward period. At the year end, the Group had £65.6 million (2003: £109.2 million) of undrawn committed facilities.

Counterparty credit risk

The Group controls counterparty credit risk by entering into cash deposits and financial instruments with authorised counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty depending upon their credit rating and by regular review of these ratings. Counterparty positions are monitored on a regular basis.

International Accounting Standards

All listed companies are required to present consolidated financial information that fully complies with International Financing Reporting Standards (IFRS) for accounting periods starting on or after 1 January 2005.

The project to assess the impact of this change of accounting standards is almost complete and a separate announcement will be made in March 2005. The current indications are that the comparative for earnings per share before goodwill amortisation and exceptionals under UK GAAP will not be materially different under IFRS.



Brian Taylorson
Finance Director

17 February 2005

Board of directors


Keith Hopkins
Non-executive Chairman


Geoff Gaywood
Chief Executive


Brian Taylorson
Finance Director


Philip Brown
Executive Director


Michael Hartnall
Non-executive Director


Edward Wilson
Non-executive Director

Keith Hopkins
Non-executive Chairman
Keith Hopkins (aged 60) joined the Board in August 2004. He was appointed Chairman of Elementis in October 2004. He is Chairman of the Company's Nomination Committee. Keith Hopkins was CEO of Croda International plc from 1987 to 1999 and Chairman until his retirement in 2001. He is also Chairman of Scapa Group plc and a non-executive Director of British Vita plc. Keith Hopkins holds a PhD in chemistry.

Geoff Gaywood
Chief Executive
Geoff Gaywood (aged 61) was appointed Chief Executive in October 2001. He was previously Managing Director of the European division of International Specialty Products, Inc and general manager of its global acetylenics business. Prior to that, he was with the Dow Chemical Company for 24 years in a number of general management roles in Europe, South Africa and Japan. Most recently Geoff Gaywood was Director of Chemicals at Ernst & Young LLP based in the UK. He was born and educated in England and holds a degree in chemical engineering from London University.

Brian Taylorson
Finance Director
Brian Taylorson (aged 49) was appointed Finance Director in April 2002. He was previously Head of European Chemicals M&A at KPMG Corporate Finance. He joined KPMG in 2000 from the Dow Chemical Company where he held a number of positions in finance. He holds an MA from Cambridge University, is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

Philip Brown
Executive Director
Philip Brown (aged 56) was appointed an executive director of Elementis in July 2000, with responsibility for company secretarial and legal affairs; he also chairs the Elementis risk management committee. Philip Brown joined Elementis as Company Secretary from Ranks Hovis McDougall in 1992. He holds a law degree and is a Fellow of the Institute of Chartered Secretaries and Administrators.

Michael Hartnall
Non-executive Director
Michael Hartnall (aged 62) was appointed a non-executive director of Elementis in 1993. He is the senior non-executive director and Chairman of the Audit Committee. He is a non-executive director of BAE SYSTEMS plc and Lonmin plc. Michael Hartnall retired as Finance Director of Rexam PLC in 2003 after holding the post for16 years.

Edward Wilson
Non-executive Director
Edward Wilson (aged 60) was appointed a non-executive director of Elementis in July 1999 and is Chairman of the Remuneration Committee. He was Chief Executive Officer of Vantico Group until 2001 and prior to that was with Koch Industries International Europe and the Dow Chemical Company. In 2002 he formed Chemair Limited a consultancy company advising governments, financial institutions and industry in the fields of energy, petrochemicals and plastics.

Kevin Matthews (not pictured)
Non-executive Director
Kevin Matthews (aged 41) was appointed a non-executive director of Elementis in February 2005. He is Chief Executive Officer of Oxonica Ltd, a UK-based nano technology company, a role he has held since 2001. Kevin Matthews joined Oxonica from Rhodia Consumer Specialties Limited and previously held roles wih Albright &

Management team

Neil Carr
Managing Director Elementis Specialties, age 41
Neil Carr was appointed Managing Director of Elementis Specialties in May 2000. He joined Elementis in 1998 as Group Director of Human Resources from SmithKline Beecham, where he was Human Resource Director, Worldwide Supply Operations.

Gary Castellino
Chief Information Officer, age 53
Gary Castellino was appointed Chief Information Officer in January 2002. He joined Elementis from Interlogix, Inc where he was Vice President and Chief Information Officer. He was previously Vice President and Chief Information Officer with International Specialty Products, Inc. Prior to this he held senior information technology roles at Unilever.

David Dutro
Managing Director Elementis Pigments, age 49
David Dutro joined Elementis in November 1998 as Managing Director of Elementis Pigments. He was previously Vice President General Manager of Universal Foods' Dairy and Food Ingredients business (now Sensient Technologies Corp), prior to which he was with ICI in the colours, polymer additives and surfactants businesses.

Hilary Reid Evans
Head of Investor Relations and Corporate Communications, age 53
Hilary Reid Evans was appointed Head of Investor Relations in March 2003. She joined Elementis from Xenova Group plc, a London and Nasdaq listed biotechnology company, where she had been Head of Corporate Communications since 1996. Prior to this she held senior communications roles at TLG plc and Thorn EMI plc.

Godwin Lee
Managing Director, China Region, age 42
Godwin Lee joined Elementis in July 1999 and was appointed General Manager, China region in November 2003. He is also Business Director, Elementis Pigments for the Asia Pacific region. Godwin Lee was previously a Regional General Manager with General Electric Plastics, China.

Francis Lenders
Head of Supply Chain, age 41
Francis Lenders was appointed Head of Supply Chain for Elementis plc in December 2004. Prior to joining Elementis, Francis was Director, Supply Chain, Europe, Middle East and Africa for Baxter Healthcare. Previously he held similar senior supply chain management roles with International Specialty Products, Inc. and Quaker Oats.

Greg McClatchy
Managing Director Elementis Chromium, age 40
Greg McClatchy was appointed Managing Director of Elementis Chromium in February 2005. He joined Elementis Pigments in 1999 and following a period as Managing Director of its Durham operations was appointed Managing Director of Specialty Rubber in 2002. He was previously with Universal Foods' Dairy and Food Ingredients business (now Sensient Technologies Corp) and ICI's polymer additives business.

Peter Russell
Director of Human Resources, age 58
Peter Russell joined Elementis as Director of Human Resources in December 2001. Previously he ran his own consultancy company providing coaching and support to board level executives. Prior to that, he held a number of senior global and European HR positions in the automotive and IT industries.

Sustainable development

Our commitment

Elementis is committed to the highest standards of corporate governance. We strive to conduct our business with integrity and respect for others.

Sustainable Development Pyramid



Admired company, role model status
External recognition of good performance
Product stewardship
Responsible in the community
Healthy and safe employees
Environmentally sound operations
Procedures and systems

Launch of community well-being programme

22% reduction in lost time accidents since 2000

A publication containing further details of the

Our commitment
At Elementis, we are committed to the highest standards of corporate governance. We strive to conduct our business with integrity and respect for others, as well as complying with the law in all the jurisdictions within which we operate. Many Elementis products extend the use of everyday articles, or make use of readily available raw materials. We see sustainable development as a natural and key element of the way in which we aim to develop our business.

We define sustainable development as the ability to meet the needs of the present, without compromising the ability of future generations to meet their own needs.

The Elementis Health, Safety and Environmental Policy
Elementis conducts its business worldwide with the highest concern for the health and safety of its employees, contractors, customers, neighbours and the general public and for the environment in which it operates.

Elementis seeks to identify and eliminate

Elementis aspires to best in class performance in all aspects of environmental management. It views compliance with all applicable legal requirements and legal codes of practice as its minimum standard and works pro-actively to reduce emissions and waste from its products and processes.

Elementis supports the chemical industry's Responsible Care programme and applies these principles in its worldwide operations. Elementis recognises the importance of communications with all interested parties and is committed to informing its employees, contractors, customers, neighbours and the general public promptly of any significant hazards that arise from its operations.

The Board and senior management of Elementis are committed to this policy and continually monitor performance to ensure its implementation.

Sustainable development leadership
The Chief Executive of Elementis plc has Board level responsibility for sustainable development

2004 Highlights

Lost time accidents 0.08 per 100,000 hours

Recordable incident rate 1.46 per 200,000 hours

Objectives for 2005

Achieve industry top quartile Health and Safety performance

Improve independent sustainable development auditing



Elementis aims to create a work environment that cares about the physical and mental health of employees in their communities.

Responsibilities and authority for implementing the concept of sustainable development are deployed throughout the organisation.

Social responsibility

The health, safety and welfare of our employees and others affected by our activities are of the utmost importance to us. Our immediate aim in health and safety is to be in the top quartile of chemical companies on HSE performance. In 2004, we have come very close to achieving that milestone.

Further reduction in lost time accidents (LTAs)

The number of LTAs[1] has reduced six-fold in recent years from a rate of over 0.5 to 0.08 per 100,000 hours worked. This is well below the CIA[2] member average.

LTA Rate (>3 days per 100,000 hours)



0.7
0.6
0.5
0.4
0.3
CIA rate

A sustained improvement in recordable incidents

We also monitor our performance globally against the OSHA[3] definition of recordable injuries and illnesses which is of all incidents that require more than first aid treatment. Our recordable incident rate improved significantly (for the fifth year running): to 1.46 per 200,000 hours worked. The ACC[4] member rate for similar sized US companies in 2003 was 1.77 per 200,000 hours.

Recordable incident rate (per 200,000 hours)



6
5
4
3
2
1
ACC Responsible Care Companies
00
01
02
03
04
top 25%

Human value and employee benefits

Elementis aims to maximise human value through enhancing the expertise and knowledge



In June 2004 the Elementis Specialties facility at Jersey City, US, completed a full year without an OSHA recordable incident.

Sustainable development (continued)

Equality of opportunity

We strive to ensure that no existing or potential Elementis employee receives less favourable treatment than another on the grounds of race, colour, nationality, ethnic origin, gender, sexual orientation, marital or parental status, age, disability, social or economic class, trade union membership or non-membership, religion or political beliefs. The Elementis fair employment policies also recognise that employees should be able to conduct their duties free from the threat of bullying or harassment.

Employee well-being

Elementis aims to create a work environment that cares about the physical and mental health of employees in their communities.

In pursuit of this aim we have introduced a comprehensive HIV education awareness programme in South Africa, whilst in the USA we have introduced a disease management programme.

Our commitment to the environment

Our twin goals are zero environmental incidents and a continual improvement in environmental performance.

In recent years we have successfully reduced the number of environmental incidents (see chart). In 2004 we had five minor incidents. Even minor spills and leaks are subject to a full incident investigation process, reinforcing our culture of zero tolerance of environmental incidents.

Environmental incidents (number)



30
25
20
15
10
5
Tier 3
Tier 2

Elementis Tier 3 incidents are those that have a significant environmental impact or raise other concerns. The Tier 3 incident in 2004 involved 10 fish killed following a 19 litre acid spill as a result of flooding at the Easton, US, facility. Tier 2 are minor with no significant harm to the environment. Tier 1 is an environmental 'near miss'.

Emissions to air

Our emissions are closely regulated. Overall, including six month's data for the Delden site, our air emissions remained close to those in 2003.

Sulphur and nitrogen oxides (SOx and NOx), which can cause acid rain, carbon dioxide, a "greenhouse gas" which facilitates global warming and Volatile Organic Compounds, which can combine with NOx to form smog, were all similar to 2003 levels.

Acid rain – SOx and NOx emissions (tonnes)



1500
1000
500
Oxides of sulphur
Oxides of nitrogen
01
02
03

Global warming – CO_2 emission (thousand tonnes)



1000
750
500
250
02
03
04

Discharges to water

We have made some improvement to water quality in 2004. Further improvements should come from the new waste water treatment plant at Elementis Specialties, Charleston.

Water quality (tonnes)



3000
2000
1000
Biological oxygen demand
Chemical oxygen demand
Total suspended solids
02
03
04

Solid waste

Due to the nature of our business, we generate a certain quantity of hazardous waste. The volume of this waste has been dramatically reduced since 1999.

Hazardous waste generated (tonnes per tonne of production)



0.4
0.3
0.2
0.1
99
00
01
02
03
04

Water consumption

Elementis does not operate manufacturing facilities in areas of extreme water shortage, with the exception of the Specialties Hectorite mine in California. We recognise the global need to conserve water and consumption is lower than it was in 2000.

Water consumption (million litres)


7500
5000
2500
99
00
01
02
03
04

Energy consumption

In 2004 total energy and energy consumption per tonne of production was affected by a change in product mix. The trend nevertheless shows an improvement over pre-2003 levels.

Group energy usage


30
25
20
15
10
5
2000 total
2001 total
2002 total
2003 total
2004 total
GJ per tonne
Million GJ used

Responsible Care

Responsible Care is an important component of our strategy for sustainable development. Elementis is a member of the CIA and has signed up to their Responsible Care Guiding Principles, which are applied by Elementis worldwide. Additionally, Elementis Specialties in the US is a member of the ACC and complies with the ACC Responsible Care® requirements.

Product stewardship

Elementis works actively to protect the health and safety of people who transport or use our products, or who might be affected indirectly. We provide technical advice on waste disposal

In June 2004 the Elementis Specialties site at Delden won the Dutch VNCI[5] Responsible Care Award. The award recognised the development of a Product Stewardship management tool for chemical companies in the SME[6] sector. In a spirit of collaboration the tool has been made available to all VNCI members.

EU chemical regulations (REACH)

The aim of the EU Chemicals Policy, REACH[7] is to increase the protection of human health and the environment, while maintaining and enhancing competitiveness and innovation.

As reported previously, Elementis supports these aims but has reservations about the workability of the regulations. Elementis continues to take an active role in the debate.

The projected cost to Elementis is €30 – 53 million over 11 years. This is higher than previous estimates due to the increased size of our product portfolio following from the acquisition of Sasol Servo B.V. in 2004.

Community well being

Local communities

Elementis aims to promote the safety and well being of the communities in which we operate and to ensure that we conduct our business in a way that is open and transparent to our neighbours.

We encourage and facilitate employees volunteering or fund raising in support of local community organisations.

External recognition of sustainable development progress

In July 2004 Elementis Chromium, Eaglescliffe (UK) won the CIA Sustainable Development award. The CIA considered last year's Sustainable Development report to be best practice for the industry.



In June 2004 the Elementis Specialties site at Delden won the Dutch VNCI[5] Responsible Care Award.



In July 2004 Elementis Chromium, Eaglescliffe (UK) won the CIA Sustainable Development award.

[1] We use the UK definition: 'injuries resulting in greater than three days lost (not including the day of injury).
[2] Chemical Industry Association – body representing UK chemical companies.
[3] Occupational Health & Safety Administration – US regulatory body.
[4] American Chemistry Council – body representing

Shareholder information

Elementis plc

Company Secretary
Philip Brown LLB FCIS

Registered office
Elementis House
56 Kingston Road
Staines
TW18 4ES, UK

Tel: +44 (0) 1784 22 7000
Fax: +44 (0) 1784 46 0731
Email: elementis.info@elementis-eu.com
Website: www.elementis.com

Registered number
3299608

Auditors
KPMG Audit Plc

Stockbrokers
Cazenove & Co Ltd
Hoare Govett Limited

Registrars
Lloyds TSB Registrars

Global offices

Elementis plc
Elementis House
56 Kingston Road
Staines
TW18 4ES, UK

Tel: +44 (0) 1784 22 7000
Fax: +44 (0) 1784 46 0731
Email: elementis.info@elementis-eu.com

Elementis Chromium
Urlay Nook
Eaglescliffe
Stockton-on-Tees
TS16 0QG, UK

Tel: +44 (0) 1642 780 682
Fax: +44 (0) 1642 791 866
Email: chromium.uk@elementis-eu.com

Elementis Pigments
2051 Lynch Avenue
East St. Louis, IL 62204
USA

Tel: +1 618 646 2110
Fax: +1 618 646 2178
Email: pigments.info@elementis-na.com

Elementis Specialties
329 Wyckoffs Mill Road
Hightstown NJ 08520
USA

Tel: +1 609 443 2000
Fax: +1 609 443 2422 / 2207
Email: specialinfo.usa@elementis-na.com

Specialty Rubber
Wilkinson House
Galway Road
Blackbushe Business Park
Yateley
Hampshire
GU46 6GE, UK

Tel: +44 (0) 1252 743 000
Fax: +44 (0) 1252 743 030
Email: linatex.info@elementis-eu.com

Report of the directors

Report and financial statements
The directors submit their report and the audited financial statements for the year ended 31 December 2004. For the purposes of this report, the expression "Company" means Elementis plc and the expression "Group" means the Company and its subsidiaries.

Results
The Group loss for the year attributable to shareholders amounted to £7.8 million (2003: profit of £4.3 million).

Distribution to Shareholders
At the Annual General Meeting held on 28 April 2000, shareholders conferred authority on the Board to issue redeemable B shares. The total nominal value of redeemable B shares issued to shareholders during the year was 2.2 pence per ordinary share. The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 26 April 2005, such that they receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 3 May 2005. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 3 May 2005. Holders of redeemable B shares are entitled to a non-cumulative preferential dividend at a rate of 75 per cent of six month sterling LIBOR payable six monthly in arrears; the charge to the profit and loss account in 2004 in respect of these dividends was £nil (2003: £nil).

Principal activities, business review and future development
The Chairman's statement and the Chief Executive's review contains a description of the principal activities of the Group during 2004, references to recent events and likely future developments. Companies throughout the Group undertake, on a continuing basis, research and development of new products and improvement of existing products.

Group turnover and profit is analysed by activity and geographically in the notes to the financial statements.

Donations and contributions
During the year, the Group donated £2,694 for charitable purposes in the United Kingdom.

Political donations
Elementis has no affiliation to any political party or group in any country and makes no political donations.

Directors
The present directors of the Company are Keith Hopkins, Geoff Gaywood, Brian Taylorson, Philip Brown, Michael Hartnall, Edward Wilson and Kevin Matthews. With the exception of Keith Hopkins who was appointed to the Board on 1 August 2004 and Kevin Matthews who was appointed on 16 February 2005, all the remaining directors served throughout the financial year. Jonathan Fry resigned as a director on 7 October 2004.

A statement of the directors' interests in the share capital of the Company is set out in the Directors' remuneration report.

Employee communications and involvement
It is Group policy to communicate with all employees on major matters to encourage them to take a wider interest in the affairs of their employing company and the Group. This is done in a variety of ways including in-house newspapers, bulletins and briefing sessions. The Company operates a savings-related share option scheme allowing UK and US employees an opportunity to become shareholders.

Employment policies
The Group is committed to the principle of equal opportunity in employment, regardless of a person's race, creed, colour, nationality, gender, age, marital status, sexual orientation, religion or disability. Employment policies are fair, equitable and consistent with the skills and abilities of the employees and the needs of the Group's businesses.

These policies ensure that everyone is accorded equal opportunity for recruitment, training and promotion. Where an employee becomes disabled whilst employed by a Group company, every effort is made to allow that person to continue in employment.

Purchase by the Company of its own shares
At the Annual General Meeting of the Company held on 22 April 2004, shareholders gave the Company permission, until the conclusion of the Annual General Meeting being held on 28 April 2005, to purchase up to 43,164,082 ordinary shares of the Company. A resolution for permission for the Company to renew its authority to purchase its own shares will be proposed at the Annual General Meeting of the Company to be held on 28 April 2005.

Report of the directors (continued)

Creditor days

Since the Company has no trade creditors, the disclosure of creditor days does not apply.

Policy on payment of suppliers

The Group applies a policy of agreeing payment terms with each of its major suppliers and abides by these terms, subject to satisfactory performance by the suppliers.

Substantial shareholders

The Company has been advised of the following notifiable interests in the issued ordinary capital of the Company as at the close of business on 17 February 2005:

	Ordinary shares million	Percentage of issued ordinary share capital
Hanover Investors Partners	65,695,000	15.23%
Silchester International Investors	64,388,539	14.93%
M&G Investment Management	40,120,947	9.28%
Brandes Investment Partners	22,042,573	5.10%

Schroder Investment Management advised the Company that it had a notifiable interest in 48,629,928 ordinay shares (representing 11.25% of the issued ordinary share capital) as at the close of business on 2 March 2005.

There where no changes in the notifiable interests as set out above between 17 Febuary and 2 March 2005.

Auditors

PricewaterhouseCoopers LLP resigned as auditors of the Company on 18 June 2004 and KPMG Audit Plc was appointed to fill a casual vacancy.

A resolution to appoint KPMG Audit Plc as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 28 April 2005.

By order of the Board
Philip Brown
Company Secretary
17 February 2005

Board report on corporate governance

Compliance with the provisions of the revised Combined Code
Throughout the year to 31 December 2004, the Company complied with all the provisions set out in the revised combined code ('the Code') on corporate governance issued in July 2003 with the exception of those areas as detailed in this report.

Application of the main and supporting principles set out in the Code
In this report, the heading to each of the main principles in the Code is set out and the manner in which the Company has applied or intends to apply the main and supporting principles underlying each of the main headings is described.

The Board
The Company has a Board comprising Keith Hopkins, an independent non-executive Chairman, Geoff Gaywood, Chief Executive, two other executive directors and three independent non-executive directors. The senior non-executive director is Michael Hartnall. The Company considers Michael Hartnall to be an independent director notwithstanding the fact that he was appointed a non-executive director of Elementis Holdings Limited, a subsidiary of the Company, more than twelve years ago on 2 February 1993. Keith Hopkins was appointed a director with effect from 1 August 2004 and became Chairman on 7 October 2004 in place of Jonathan Fry who left the Board at that time. Kevin Matthews was appointed as a non-executive director on 16 February 2005.

The Board operates within a framework of controls used to minimise risks, including a formal schedule of matters specifically reserved for its decision. The Board sets the strategic aims and objectives for the Company and regularly reviews its resources to ensure they are sufficient to meet the Company's needs. The Board regularly reviews management performance and sets values and standards to ensure that its obligations to its shareholders and others are understood and met.

The decisions reserved to the Board are of a strategic and material nature and include the approval of financial statements, circulars to shareholders and press releases, recommendation of dividends, significant changes in accounting policies, convening of shareholder meetings, membership of the Board and its committees, strategic management control matters including approval of Group strategy, annual operating plans, treasury policies, internal control structure and capital and revenue commitments above certain levels. Although the Board retains responsibility for major capital expenditure, disposal of significant fixed assets, material agreements, leases and contracts it delegates responsibility for those items, where they are not material in Group terms, to management committees.

During 2004, the Board met twelve times. All directors attended all meetings with the exception of one meeting in February from which Edward Wilson was absent.

The Remuneration Committee held three meetings during the year, all of which were attended by all the members of the Committee. Peter Russell, Director of Group Human Resources, was also present at all the meetings. Geoff Gaywood attended two meetings and the other executive directors attended one meeting. No executive director was present during discussion of his own remuneration.

Chairman and Chief Executive
The Company has both a Chairman and a Chief Executive. There is a clear division of responsibility which the Board has agreed and is set out in writing, a copy of which can be obtained from the Company website. The Chairman is responsible for running the Board which includes setting the style and tone in which the Board operates, providing a forum for constructive discussion and ensuring receipt of accurate, timely and clear information. The Chairman also ensures that an effective process of communication with the Company's shareholders takes place on a regular basis and that shareholder concerns are made known to all members of the Board. The Chief Executive is responsible for the development of strategy, the running of the Group's businesses and reporting on their performance accurately to the Board. Major decisions have to be made by the Board as a whole and no one individual has unfettered powers of decision.

Board balance and independence
The Board comprises three executive and, including the Chairman, four non-executive directors all of whom are considered to be independent. Each director has a vote and no individual or small group of individuals dominates the Board's decision making.

No non-executive director:
- has been an employee of the Group within the last five years;
- has, or has had within the last three years, a material business relationship with the Group;
- receives remuneration other than a Director's fee;
- has close family ties with any of the Group's advisers, Directors or senior employees;
- holds cross-directorships or has significant links with other Directors through involvement in other companies or bodies; or
- represents a significant shareholder; and
- has served on the Board for more than nine years with the exception of Michael Hartnall.

Board report on corporate governance (continued)

As referred to above, Michael Hartnall has served on the Board of the Company or a subsidiary for twelve years but in all other respects is considered by the Board to be an independent non-executive director whose views and input into Board related decisions are highly valued. Michael Hartnall is the senior non-executive director who is available to shareholders if they have concerns which contact through the usual routes of Chairman, Chief Executive or Finance Director has failed to resolve.

Only members of the Nomination, Audit and Remuneration Committees are entitled to attend meetings of those Committees and all other attendees, including the executive directors and advisors to such committees, may only attend by invitation.

Keith Hopkins, who is Chairman of the Company, is also Chairman of the Nomination Committee but is not a member of the Audit Committee or the Remuneration Committee. Michael Hartnall is Chairman of the Audit Committee and a member of the Nomination and Remuneration Committees. Edward Wilson is Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees. Kevin Matthews, a newly appointed non-executive Director, is a member of all three Board Committess. The Chief Executive is a member of the Nomination Committee. Jonathan Fry was a member of the Nomination and Remuneration Committees until his resignation during the year. The other two executive directors are not members of any of the Committees.

Appointments to the Board

Nomination Committee

The Nomination Committee leads the process for orderly succession planning for Board appointments and makes recommendations to the Board, with the actual appointment being made by the Board as a whole. The Committee met seven times during the year. All the members of the Committee and Peter Russell, Director of Group Human Resources, attended all the meetings, with the exception of one meeting from which Edward Wilson was absent. The other executive directors attended four meetings.

The succession planning process includes reviewing the current skills, knowledge and experience of existing Board members as well as considering the future strategy and objectives to be achieved by the Company so that an appropriate skills set within the Board is maintained.

Any new appointment to the Board involves a comprehensive performance evaluation of the role to be filled and the development of a job description to ensure the appointment is made on the basis of merit against agreed objective criteria. In addition, at least one external recruitment consultant is appointed to manage the selection process of potential candidates and open advertising is used where considered appropriate.

The expected time commitment which the role requires is discussed with candidates and clearly set out in the letter of appointment.

The terms of reference of the Nomination Committee are available on request and on the Company website.

Information and professional development

The Board normally meets at least ten times a year and papers to be considered at each Board meeting are usually provided five clear days before each meeting. A report from the Chief Executive on current trading and major business issues is considered at each meeting and the Board also considers reports from various heads of corporate functions, including finance and legal, on a regular basis. In addition the Board agrees major strategic initiatives and the operating plan for the following financial year. Such information enables business performance to be monitored, evaluated, discussed and challenged where necessary and enables informed, sound decisions to be made.

The Chairman leads the process to ensure that all directors keep their skills and knowledge up to date to enhance the overall effectiveness of the Board and its committees and actively encourages professional development. The Company ensures that the financial resources and time are available for directors to attend courses and seminars where necessary.

An induction programme is in place to help a new director settle into his/her role and become effective as quickly as possible. The programme includes details of fiduciary duties and dealing restrictions as outlined in the Model Code, Board and business related matters, meetings with senior management, site visits and the opportunity to meet with major shareholders.

Performance evaluation of the Board, its Committees and individual directors
During the year, the Board initiated the process of evaluating its own performance and that of its committees and the individual directors. The Board intends to complete this evaluation in 2005 with the assistance of an external specialist and repeat the process on an annual basis thereafter.

The non-executive directors intend to hold at least one meeting in 2005 without the Chairman present to appraise the Chairman's performance and the Chairman of the Company will during 2005 meet with the other non-executive directors without the executive directors present.

Re-election of directors
The Articles of the Company require the directors to retire from office and submit themselves for re-election on a date which is no more than three years from the date of their appointment or last re-appointment. The directors retiring at the next Annual General Meeting and submitting themselves for re-election are Geoff Gaywood and Brian Taylorson. In addition, Keith Hopkins and Kevin Matthews, who were appointed by the Board, will retire at the Annual General Meeting and submit themselves for election. Biographical details and reasons why the Board is proposing the re-elections will be included in the Notice convening the Annual General Meeting to enable shareholders to make an informed decision.

The level and make-up of directors' remuneration
The level and make-up of remuneration is set out in the Directors' remuneration report. As that report shows, a proportion of executive directors' remuneration is linked to corporate performance through the Performance Share Plan, the Executive Share Option Scheme and the Annual Bonus Scheme.

Procedure on Board remuneration
The remuneration of the executive directors is the responsibility of the Remuneration Committee which is more fully described in the Directors' remuneration report. The responsibilities of the Committee include the determination of (i) the Company's policy on remuneration of executive directors and (ii) the specific remuneration in all its forms and all other terms of service of executive directors. The Remuneration Committee comprises all the non-executive directors with the exception of Keith Hopkins and is chaired by Edward Wilson. None of the executive directors are members of the Remuneration Committee and no director is involved in deciding his own remuneration.

The remuneration of the non-executive directors is the responsibility of the Board as a whole but no director may vote on his own remuneration.

Financial reporting
The directors have acknowledged, in the Directors' responsibilities statement, their responsibility for preparing the financial statements of the Company and the Group. The auditors have included, in the independent auditors' report, a statement about their reporting responsibilities.

The directors are also responsible for the publication of an un-audited interim report of the Group which provides balanced and understandable assessments of the Group's financial position for the first six months of each account period. The same standards are applied to other price sensitive public reports and reports to regulators, as well as to information provided to satisfy statutory requirements.

After making appropriate enquiries, the directors have a reasonable expectation that the Company and Group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Internal controls
The Board has overall responsibility for the Group's system of internal control and risk management and for reviewing the effectiveness of this system. Such a system can only be designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can therefore only provide reasonable, and not absolute, assurance against material misstatement or loss.

The Board is of the view that an ongoing process for identifying, evaluating and managing sufficient risks faced by the Group was in place throughout 2004 and up to the date that the Annual Report 2004 was approved. This process is regularly reviewed by the Board and accords with the internal control guidance for directors as required by the Code.

A Risk Management Committee consisting of senior functional managers exists to enhance management's ability to review and monitor the effectiveness of this process on a regular basis. The terms of reference of the Committee include supporting corporate governance requirements, recommending business risk strategy and developing policies and procedures for risk management and internal controls. They also include the monitoring of the effectiveness of internal controls and the design of processes to test the effectiveness of control.

Board report on corporate governance (continued)

Businesses are required to include internal controls on agendas for their regular management meetings and to report half yearly to the Risk Management Committee on actions taken to review the effectiveness of those controls. Businesses are also required to have processes to identify risks and, so far as possible, take action to reduce those risks.

At the meeting held in December 2004, the Board carried out its annual review of the effectiveness of internal controls. This involved a presentation from the Chairman of the Risk Management Committee on action taken during the year to identify and reduce risks and to increase awareness of both risk management and the importance of having effective internal controls.

Audit Committee and Auditors

The Audit Committee met four times during the year and comprises Michael Hartnall who is Chairman and Edward Wilson. Kevin Matthews was appointed as a member of the Committee on 16 February 2005. The Chairman of the Company is not a member of the Audit Committee.

The Committee operates under written terms of reference which are available on the Company's website and upon request.

The responsibilities of the Committee include a detailed review of the interim and annual financial statements prior to their recommendation to the Board for approval.

The Audit Committee undertakes an annual review of the Company's financial controls. The annual review of the Company's internal control and risk management systems is undertaken by the Board of the Company.

During 2004 the Committee undertook a review of its effectiveness. This involved the completion of detailed questionnaires relating to structure and performance by members of the Committee, directors, the Head of Internal Audit and the external auditors. The results of this survey were then analysed and discussed by the Committee. Whilst for the most part this confirmed that the Committee operated in an effective manner a number of areas for improvement were identified. An action plan to address these points has been prepared and will be implemented during 2005.

The Audit Committee will continue to keep under review the scope and results of the external audit and its cost effectiveness. The Audit Committee will make recommendations to the Board regarding the re-appointment/removal of the external auditors their terms of engagement and the level of their remuneration.

During the year the Committee undertook a review of the external auditors and as a result appointed KPMG Audit Plc with effect from 18 June 2004.

The Audit Committee reviews the process which is in place to ensure the independence and objectivity of the external auditors, including changes to the membership of the external audit team at regular intervals. The Committee has also put in place a process to review and monitor the effectiveness of the external audit.

A policy regarding the engagement of the external auditor to supply non-audit services has been implemented. The policy recognises the importance of maintaining the objectivity and independence of the external auditors by minimising their involvement in projects of a non-audit nature. It is, however, also acknowledged that due to their detailed understanding of the Company's business it may sometimes be necessary to involve the external auditors in non-audit related work.

The work which the Audit Committee undertakes to discharge its responsibilities centres around regular meetings scheduled; in February, June, July and October. The principal business conducted at each meeting is set out below.

February Meeting

- part of the meeting will be held with only representatives from the external auditors present; this will provide the external auditors with the opportunity to express any concerns with no members of executive management present;
- review report from external auditors on the financial statements and disclosures in respect of the previous financial year;
- review and comment on the financial statements in respect of the previous financial year prior to their publication;
- approve management representation letter to the external auditors;
- consider effectiveness of the external auditors and whether audit plan had been met;
- consider external auditors' independence and objectivity;
- recommend to the Board the re-appointment of the external auditors;
- ensure that reporting to shareholders will be in compliance with the Code;
- review of the effectiveness of internal financial controls; and
- review work undertaken by the internal auditors for the second half of previous year.

June Meeting

- approve external auditors' engagement letter in connection with their review of the financial information for the six months ending 30 June; and
- review work undertaken by the internal auditors for the year to date.

July Meeting

- part of the meeting will be held with only representatives from the external auditors present for the reason referred to in respect of the February meeting;
- review report from external auditors on their review of financial information for the previous six months ended 30 June;
- review and comment on the financial information for the previous six months ended 30 June prior to its publication; and
- approve management representation letter to the external auditors.

October Meeting

- part of the meeting will be held with only representatives from the internal auditors present; this will provide the internal auditors with the opportunity to express any concerns with no other members of executive management or the external auditors present;
- consider the effectiveness of internal audit;
- review internal audit programme for the following year;
- consider report from the internal auditors;
- consider the effectiveness of the Audit Committee;
- approve scope of work and fees in connection with the external audit of the financial statements and disclosures in respect of the financial year ending on 31 December;
- approve external auditors' engagement letter in connection with their audit of the financial statements and disclosures in respect of the financial year ending 31 December; and
- review of whistle blowing policy.

The Audit Committee has approved a Group wide Whistle Blowing Policy which allows the Committee to monitor the Group's whistle blowing procedures, ensuring that appropriate arrangements are in place for employees to be able to raise matters of possible impropriety in confidence, with suitable subsequent follow up action. An alternative reporting channel to an independent third party has been created whereby perceived wrong doing may be reported anonymously if necessary. The policy is in the process of being disseminated throughout the Group.

Dialogue with institutional shareholders

The Board ensures that a satisfactory dialogue with shareholders takes place and that all the directors, in particular the non-executive directors, have an understanding of the views and concerns of major shareholders about the Company. This is achieved by the directors maintaining contact from time to time with representatives of institutional shareholders to discuss matters of mutual interest relating to the Company and reporting back to the Board. Shareholders are given the opportunity to meet any of the directors of the Company should they so wish.

Constructive use of the Annual General Meeting

The Board uses the Annual General Meeting as an occasion to communicate with all shareholders, including private investors, who are provided with the opportunity to ask questions relating to the Company.

At the Annual General Meeting the Company shows details of all proxy votes lodged against each resolution after the vote has been taken on a show of hands. Details of the proxy votes include those for and against each resolution and the number of abstentions. Each substantially separate issue is presented as a separate resolution and the Chairmen of the Audit, Remuneration and Nomination Committees are available to answer questions from shareholders.

The Notice of the Annual General Meeting and related papers are posted to shareholders more than 20 working days before the Annual General Meeting.

Directors' remuneration report

The Remuneration Committee ("the Committee")
Remuneration paid to executive directors is considered and determined by the Committee on behalf of the Board. The Committee comprises Edward Wilson, the Chairman of the Committee, Michael Hartnall and Kevin Matthews, who was appointed as a member of the Committee on 16 February 2005, all of whom are non-executive directors. Jonathan Fry was Chairman and a member of the Committee until his resignation from the Board. Keith Hopkins also served as a member of the Committee from 7 October 2004 to 2 February 2005. The Chief Executive attends some meetings of the Committee in an advisory capacity but is not a Committee member and is not present for discussions which directly concern him.

Advisers to the Committee
The Director of Group Human Resources is the internal adviser to the Committee who provides information and advice to facilitate discussion and decision making on remuneration matters. He also provides the Company and its subsidiaries with services which include the setting of employment policies, recruitment of senior managers and overall responsibility for all major issues involving human resources. The Director of Group Human Resources was appointed by the Company.

New Bridge Street Consultants LLP, who were appointed by the Committee, provide information and data to the Committee to assist with the development of executive remuneration and, in particular, in relation to the development of share incentive schemes. They also help the Committee agree appropriate packages reflecting the remuneration policy.

The Committee also uses information provided by Hay Group Management Limited, who were appointed by the Company, relating to rates of pay for similar positions in comparable companies.

Policy on directors' remuneration
Remuneration policy centres, and will continue to centre, on ensuring that remuneration packages are sufficiently competitive, in both fixed and variable terms, to attract, retain and motivate the right calibre of executive director for each individual function. The fixed and variable elements are of equal importance in achieving these objectives. Incentive payments are conditional upon demanding performance criteria so as to align incentive awards paid to directors directly with the interests of shareholders. The constituent parts of those packages are set out in the following paragraphs.

The policy of the Committee is to set basic salaries at a level which is competitive with that of comparable businesses, with a substantial proportion of the overall remuneration package being linked to individual and corporate performance through participation in short term and long term incentive schemes.

Salaries, fees and benefits
Salaries for executive directors are determined by the Committee and are reviewed annually by it, taking into account individual performance over the previous twelve months, external benchmark salary data, and pay and employment conditions elsewhere in the Group. Any increases in basic salary are effective from 1 July in each year.

Fees for non-executive directors are determined by the Board, having regard to fees paid to non-executive directors in other UK quoted companies, the time commitment and responsibilities of the role. No options are held by the non-executive directors. Individuals cannot vote on their own remuneration.

Benefits relate to the provision of cars, life assurance and medical cover.

None of the executive directors have served as a non-executive director of another company outside the Group during the year.

Short-term incentive arrangements
The 2004 Annual Bonus Scheme for executive directors was based on operating profit and working capital relative to the operating plan for that year. The maximum value of annual bonus under the scheme was 70 per cent of basic salary (equivalent to 56 per cent of annual basic salary paid in cash and 14 per cent in the form of a deferred share award, the shares to be held in trust by the Trustee of the Company's Employee Share Ownership Trust for three years and would normally be forfeited if an executive left or was dismissed). No bonuses were paid in respect of operating profit and working capital as the performance target was not met. A similar Annual Bonus Scheme is in place for 2005.

Performance Share Plan ("the Plan")
All awards under the Performance Share Plan, in respect of which a report has previously been made, lapsed on 1 January 2005, and no further awards have or will be made under the Plan.

1987 and 1998 Executive Share Option Schemes
The 1987 Executive Share Option Scheme (the "1987 Scheme") and the 1998 Approved and Unapproved Executive Share Option Schemes (the "1998 Schemes") which replaced the 1987 Scheme, are discretionary option schemes under which senior management below Board level were granted options to purchase shares in the Company. The option price at which options may be exercised is the average market price over the five working days preceding the grant and there is no discount. Options are capable of exercise after three years and within ten years of the date of grant; those granted since 1995 are subject to earnings per share performance targets. No further options will be granted under the 1998 Schemes. Subject to the rules of the Schemes certain awards under the 1987 Scheme and the 1998 Schemes, however, remain exercisable.

2003 Executive Share Option Schemes

The 2003 Schemes replaced the 1998 Schemes. The key points of the 2003 Schemes are as follows:

- *options are granted with an exercise price per share based on the Company's share price immediately before the date of grant;*
- the value of options valued at the date of grant will not normally exceed 1.5 times basic salary in any financial year; and
- conditions attached to the exercisability of options granted in 2003 and 2004 to executive directors and other members of the management team were based partly on the Company's earnings per share ('EPS') growth relative to inflation, and partly on the Company's total shareholder return ('TSR') relative to the initial comparator group comprising national and international chemical companies used in the Performance Share Plan.

The comparator companies for purposes of grants in 2004 were the following national and international chemical companies. Comparator companies will be revised during 2005.

FTSE All Share Chemicals Sector	The BOC Group Plc
	Croda International Plc
	Imperial Chemical Industries Plc
	Porvair Plc
	Yule Catto & Co Plc
FTSE Eurotop 300 Chemicals Sector	Akzo Nobel NV
	Ciba Specialty Chemicals Holdings Inc
	DSM NV
	Degussa AG
S&P 500 Chemicals Sector	Dow Chemical Company
	Rohm & Haas Company
Switzerland: Specialty Chemicals	Lonza Group AG
S&P 400 Specialty Chemicals	Ferro Corp
	HB Fuller Co
	Minerals Technologies Inc
	Arch Chemicals Inc
	Quaker Chemical Corp
France: Chemicals	Rhodia SA

The following targets applied to executive directors and other members of the management team.

Proportion of option grant exercisable as multiplier of base salary	EPS/TSR split	Performance criteria to be met for options to be exercisable
0.0 to 0.7	50% EPS	Annual average EPS growth of 4% + RPI
	50% TSR	TSR at median
0.71 to 1.5	50% EPS	Annual average EPS growth of 4.1% + RPI to 10% + RPI (straight line vesting)
	50% TSR	Median to upper quartile (straight line vesting)

The EPS performance condition and TSR condition apply separately to options granted under the 2003 Scheme.

- The performance conditions will initially be tested after three years. If they are not satisfied, then they may be retested after four years, from the same fixed base point. To the extent they are not met after the end of the fourth financial year, the options will lapse. The retesting of options will not be made for options granted during 2005 or any further options granted.
- The Committee believes that this combination of targets is the most appropriate way of measuring both the total returns to shareholders relative to similar businesses and the Company's underlying financial performance. The assessment of the performance targets will be carried out by New Bridge Street Consultants LLP who were chosen because they are advisors to the Committee.
- The Group will adopt International Financial Reporting Standards (IFRS) as from 1 January 2005. The Committee has decided that options granted before this date, that have an EPS performance condition, will continue to have that condition measured under existing accounting standards. Options granted after this date will be measured under IFRS.

Directors' remuneration report (continued)

Share ownership guidelines
Shareholding guidelines have been introduced for executive directors, who will be expected to retain in shares 50 per cent of the post-tax gains made from the exercise of options under the scheme or annual bonuses paid in the form of shares, until they have built up a shareholding equal to their basic salaries.

Grants of options were made under the 2003 Schemes in 2003 and 2004. It is proposed to make a further grant of options under the 2003 Schemes in 2005.

Savings-Related Share Option Scheme
The 1998 UK Savings-Related Share Option Scheme (the "SAYE Scheme") is a scheme under which all eligible UK employees, including executive directors, can enter into savings contracts with a building society or bank for a period of three or five years and use the proceeds from their savings accounts to acquire shares in the Company on the exercise of their options. The option price at which options may be exercised is the average market price over the five working days preceding the invitation date discounted by a maximum of 20 per cent.

Options granted to executive directors under the SAYE Scheme are not subject to performance conditions. The SAYE Scheme is an Inland Revenue approved all-employee scheme, the terms of approval for which do not allow the imposition of performance conditions on the exercise of options.

Total shareholder return performance
The following graph illustrates the Company's total shareholder return for the five years ending 31 December, relative to FTSE All Share Index, in accordance with paragraph 4 of the Director's Remuneration Report Regulations 2002.

This graph looks at the value, by the end of 2004, of £100 invested in Elementis plc on 31 December 1999 compared with that of £100 invested in the FTSE All Share Index.

The Company is a member of the FTSE All Share Index and accordingly this is considered to be the most appropriate broad equity market index for the purpose of measuring the Company's relative performance.

Total shareholder return


Source: Datastream
160
140
120
100
80
60
40
20
0
FTSE All Share Index
Elementis plc
31 December 1999
31 December 2000
31 December 2001
31 December 2002
31 December 2003
31 December 2004

This graph shows the value, by 31 December 2004, of £100 invested in Elementis plc on 31 December 1999 compared with the value of £100 invested in the FTSE All Share Index.

Directors' remuneration table

	Salaries[3] fees 2004 £'000	Bonuses 2004 £'000	Benefits 2004 £'000	Total emoluments excluding pensions 2004 £'000	Total emoluments excluding pensions 2003 £'000
Executive					
Geoff Gaywood	376	–	19	395	404
Brian Taylorson	233	–	17	250	245
Philip Brown	176	–	13	189	192
Non-executive					
Keith Hopkins (Chairman)[1]	50	–	–	50	–
Michael Hartnall	43	–	–	43	23
Edward Wilson	34	–	–	34	20
Jonathan Fry[2]	115	–	–	115	150
Richard McNeel	–	–	–	–	20
	1,027	–	49	1,076	1,054

Notes:
1 Keith Hopkins was appointed as a director on 1 August 2004.
2 Jonathan Fry resigned as a director on 7 October 2004.
3 Emoluments for Geoff Gaywood and Brian Taylorson exclude salary supplements paid as compensation for the limitation of their pension rights to the Inland Revenue earnings cap. These are shown in the Directors' retirement benefits table.

Each director receives, as part of his benefit package, the provision of a car, life assurance and medical cover.

Service contracts

It is the Company's policy that executive directors should have service contracts with a notice period not exceeding 12 months.

Geoff Gaywood, Brian Taylorson and Philip Brown have service agreements with Elementis plc dated 1 October 2001, 2 April 2002 and 8 September 2000 respectively and the appointments shall continue until terminated by either party on giving not less than 12 months' notice to the other party. Termination payments are not agreed in advance and are determined in accordance with the directors' contractual rights. It is the Committee's policy to ensure that a director's duty to mitigate his loss is taken into account in the calculation of any termination payments.

The terms of engagement for each of the non-executive directors are:

Name	Date of original appointment as director of the Company	Date of expiry
Keith Hopkins	1 August 2004	31 July 2010
Michael Hartnall*	11 December 1997	28 April 2005
Edward Wilson	1 July 1999	30 June 2008

* Michael Hartnall was appointed a non-executive director of Elementis Holdings Limited (formerly Harrisons and Crosfield plc) on 2 February 1993. The shares in Elementis Holdings Limited were acquired by the Company by way of a Scheme of Arrangement in 1998.

The terms of engagement of the non-executive directors are set out in letters which provide that their appointment can be terminated by the Company on any grounds without claim for compensation.

Directors' remuneration report (continued)

Retirement benefits

Executive directors participate in the Company's Inland Revenue approved funded occupational pension scheme.
The main benefits to executive directors, who contribute a percentage of their salaries to the scheme each year, are:

- an accrual rate of 1/30 for each year of pensionable service;
- life assurance cover of four times pensionable salary; and
- pensions to spouse and dependant children payable on death.

All executive directors are subject to the Inland Revenue earnings cap on the amount of salary which may be treated as pensionable. The Company has undertaken to provide benefits on an unfunded basis to Philip Brown equivalent to the entitlements which cannot be provided by the Company's scheme.

The normal pension age for Geoff Gaywood is 65 and, for Philip Brown and Brian Taylorson, is 60.

Directors' retirement benefits table

	Salary supplements 2004 £'000	Salary supplements 2003 £'000	Accrued benefits 31.12.04 £'000	Increase in accrued benefits 2004 £'000	Transfer value of increases in accrued benefits 2004 £'000	Total transfer value at 01.01.04 £'000	Total transfer value at 31.12.04 £'000	Increase in transfer value less directors' contributions 2004 £'000	Increase in accrued benefit (including inflation) 2004 £'000
Executive									
Geoff Gaywood	144	132	11	3	63	132	204	67	4
Brian Taylorson	71	60	10	3	73	131	226	85	4
Philip Brown	–	–	107	9	168	1,664	2,089	417	12
	215	192	128	15	304	1,927	2,519	569	20

Notes:
Geoff Gaywood joined the Company's scheme on 1 December 2001 and the Company has agreed to pay £50,000 per annum into the scheme to fund the cost of providing pension benefits linked to his retirement age of 65.
Accrued benefits for Philip Brown include the value of unfunded unapproved retirement benefits arrangements.
All transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The transfer value of the increase in accrued benefits discloses the current value of the increase in accrued benefits that the director has earned in the year, whereas the increase in transfer value less directors' contributions discloses the absolute change in transfer value and includes the change in value of the accrued benefits resulting from market volatility affecting the transfer value at the start of the year as well as the additional value earned in the year.

Non-executive directors are not entitled to retirement benefits.

Directors' shareholdings

	Ordinary shares beneficial holdings 31.12.04	Ordinary shares beneficial holdings 31.12.03[2]	Redeemable B Shares beneficial holdings 31.12.04	Redeemable B Shares beneficial holdings 31.12.03
Geoff Gaywood	125,000	125,000	–	–
Brian Taylorson	100,000	70,000	–	–
Philip Brown	100,278	100,278	–	–
Keith Hopkins (Chairman)[1]	25,000	–	–	–
Michael Hartnall	156,000	156,000	–	171,600
Edward Wilson	31,250	31,250	–	–

1 Appointed as Chairman of the Company on 7 October 2004.
2 Or date of appointment if later.

Directors' share options

	Option type	31.12.03	Lapsed during 2004	Granted during 2004	31.12.04	Exercise price	Date from which exercisable	Expiry date
		Ordinary shares under option						
Geoff Gaywood	Performance Share Plan	648,866	–	–	648,866	1.0p	1.1.2005	11.11.2009
	Savings-Related Share Option Scheme	75,501	–	–	75,501	21.9p	1.6.2007	1.12.2007
	Executive Share Option Schemes 2003	2,217,391	–	–	2,217,391	24.8p	29.4.2006	29.4.2013
			–	1,034,286	1,034,286	35.0p	23.4.2007	23.4.2014
Brian Taylorson	Performance Share Plan	372,795	–	–	372,795	1.0p	1.1.2005	11.11.2009
	Savings-Related Share Option Scheme	75,501	–	–	75,501	21.9p	1.6.2007	1.12.2007
	Executive Share Option Schemes 2003	1,258,696	–	–	1,258,696	24.8p	29.4.2006	29.4.2013
			–	642,857	642,857	35.0p	23.4.2007	23.4.2014
Philip Brown	Performance Share Plan	151,656	151,656	–	–	1.0p	1.1.2004	31.1.2008
		303,879	–	–	303,879	1.0p	1.1.2005	11.11.2009
	Savings-Related Share Option Scheme	43,339	–	–	43,339	21.9p	1.6.2005	1.12.2005
	Executive Share Option Scheme 1987*	28,204	28,204	–	–	184.8p	13.9.1997	13.9.2004
		36,957	–	–	36,957	152.5p	19.9.1998	19.9.2005
		43,756	–	–	43,756	132.8p	5.11.1999	5.11.2006
	Executive Share Option Schemes 2003	695,652	–	–	695,652	24.8p	29.4.2006	29.4.2013
			–	388,571	388,571	35.0p	23.4.2007	23.4.2014

* The share options granted to Philip Brown under the Executive Share Option Scheme 1987 before 1995 date back to a period when it was not market practice to link the exercisability of options to the satisfaction of a performance condition. Options granted on or after 1995 under that Scheme will only become exercisable if the growth in the EPS exceeds the growth in the Retail Price Index by 6 per cent (an average of 2 per cent per annum above RPI on a non cumulative basis) over any three year period during the life of the option. If the required increase in EPS is not met after the first three year period, the performance target may be tested against subsequent three year periods until the option lapses which occurs on the tenth anniversary of the date of its grant.

Note 22 to the Financial Statements contains a detailed schedule of all options granted to directors and employees as at 31 December 2004. All of the share options were granted for nil consideration.

The market price of ordinary shares at 31 December 2004 was 28.75 pence and the range during 2004 was 26.19 pence to 38.82 pence. No options were exercised during the year or the prior year by directors.

None of the directors had a beneficial interest in any contract of significance in relation to the business of the Company or its subsidiaries at any time during the financial year.

There has been no change in the directors' shareholdings (all of which are beneficial) and their share options between the year end and 22 February 2005.

Auditable section of the report on remuneration

The following sections and tables constitute the auditable part of the report on remuneration, as defined in Part 3, Schedule 7A of the Companies Act 1985: Sections relating to 'Retirement benefits', 'Short-term incentive arrangements', 'Performance Share Plan', '1987 and 1998 Executive Share Option Schemes', '2003 Executive Share Option Schemes' and 'Savings-Related Share Option Scheme', tables headed 'Directors' share options', 'Directors' retirement benefits' and 'Directors' shareholdings'.

The report on remuneration has been approved by the Committee and signed on its behalf by:

Edward Wilson
Remuneration Committee Chairman
17 February 2005

Directors' responsibilities statement

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable United Kingdom accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for ensuring that the Company keeps proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. They are also responsible for:

- safeguarding the assets of the Company and the Group;
- taking reasonable steps for the prevention and detection of fraud and other irregularities; and
- ensuring the maintenance and integrity of the Company's corporate website.

Independent auditor's report
to the members of Elementis plc

We have audited the financial statements on pages 48 to 74. We have also audited the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 46, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors' is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Board report on corporate governance on pages 35 to 39 reflects the company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Board report on corporate governance and the unaudited part of the Directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

Opinion
In our opinion:
- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2004 and of the loss of the Group for the year then ended; and
- the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
17 February 2005

Consolidated profit & loss account

for the year ended 31 December 2004

	Note	**Before goodwill amortisation and exceptionals £million**	**Goodwill amortisation and exceptionals £million**	**2004 £million**	Before goodwill amortisation and exceptionals £million	Goodwill amortisation and exceptionals £million	2003 £million
Turnover							
Continuing operations:							
Ongoing		**355.0**	–	**355.0**	368.2	–	368.2
Acquisitions		**34.2**	–	**34.2**	–	–	–
	2	**389.2**	–	**389.2**	368.2	–	368.2
Operating profit/(loss)							
Continuing operations:							
Ongoing		**10.9**	**(12.5)**	**(1.6)**	24.5	(13.6)	10.9
Acquisitions		**0.9**	**(1.8)**	**(0.9)**	–	–	–
Operating profit/(loss)	2,3,4	**11.8**	**(14.3)**	**(2.5)**	24.5	(13.6)	10.9
Loss on termination of business – continuing operations		–	**(2.3)**	**(2.3)**	–	–	
Profit on disposal of properties – continuing operations		–	**2.6**	**2.6**	–	–	
Profit on disposal of properties – discontinued operations		–	–	–	–	0.8	0.8
Profit/(loss) on ordinary activities before interest		**11.8**	**(14.0)**	**(2.2)**	24.5	(12.8)	11.7
Net interest payable	5	**(3.6)**	–	**(3.6)**	(1.1)	–	(1.1)
Other finance charges	5	**(2.0)**	–	**(2.0)**	(5.1)	–	(5.1)
Profit/(loss) on ordinary activities before tax		**6.2**	**(14.0)**	**(7.8)**	18.3	(12.8)	5.5
Tax on profit /(loss) on ordinary activities	6	**(0.2)**	**0.2**	–	(5.3)	4.2	(1.1)
Profit /(loss)on ordinary activities after tax		**6.0**	**(13.8)**	**(7.8)**	13.0	(8.6)	4.4
Minority interests – equity		–	–	–	(0.1)	–	(0.1)
Profit/(loss) for the financial year transferred (from)/ to reserves	22	**6.0**	**(13.8)**	**(7.8)**	12.9	(8.6)	4.3
Earnings/(loss) per ordinary share	7						
Basic and diluted		**1.4p**		**(1.8)p**	3.0p		1.0p

Balance sheets
at 31 December 2004

	Note	Group 2004 £million	Group 2003 £million	Company 2004 £million	Company 2003 £million
Fixed assets					
Intangible assets	12	**144.4**	159.3	**–**	–
Tangible fixed assets	13	**173.4**	157.7	**–**	–
Investments	14	**1.9**	3.2	**590.1**	653.1
		319.7	320.2	**590.1**	653.1
Current assets					
Stocks	15	**70.1**	54.4	**–**	–
Debtors	16	**85.5**	68.9	**–**	2.7
Cash at bank and in hand	18a	**11.5**	23.8	**–**	–
		167.1	147.1	**–**	2.7
Creditors: amounts falling due within one year					
Borrowings	18b	**(4.4)**	(5.3)	**(3.0)**	(9.2)
Creditors	17	**(81.0)**	(63.5)	**(0.2)**	(0.4)
		(85.4)	(68.8)	**(3.2)**	(9.6)
Net current assets/(liabilities)		**81.7**	78.3	**(3.2)**	(6.9)
Total assets less current liabilities		**401.4**	398.5	**586.9**	646.2
Creditors: amounts falling due after more than one year					
Borrowings	18b	**(97.3)**	(65.4)	**–**	–
Government grants		**(2.4)**	(1.3)	**–**	–
Amounts due to subsidiary undertakings		**–**	–	**(193.1)**	(178.4)
		(99.7)	(66.7)	**(193.1)**	(178.4)
Provisions for liabilities and charges	19	**(25.5)**	(24.8)	**–**	–
		(125.2)	(91.5)	**(193.1)**	(178.4)
Net assets excluding net pension liability		**276.2**	307.0	**393.8**	467.8
Net pension liability	20	**(64.5)**	(52.8)	**(0.6)**	–
Net assets including net pension liability		**211.7**	254.2	**393.2**	467.8
Capital and reserves					
Called up share capital	22	**23.8**	23.5	**23.8**	23.5
Share premium	22	**1.2**	1.2	**1.2**	1.2
Capital redemption reserve	22	**71.5**	62.3	**71.5**	62.3
Other reserves	22	**–**	–	**154.1**	163.6
Profit and loss account	22	**113.4**	165.3	**142.6**	217.2
Shareholders' funds		**209.9**	252.3	**393.2**	467.8
Minority equity interests		**1.8**	1.9	**–**	–
		211.7	254.2	**393.2**	467.8
Shareholders' funds					
Equity		**207.7**	250.4	**391.0**	465.9
Non-equity		**2.2**	1.9	**2.2**	1.9
		209.9	252.3	**393.2**	467.8

Geoff Gaywood/Brian Taylorson
Directors

The financial statements on pages 48 to 74 were approved by the Board on 17 February 2005.

Consolidated cash flow statement

for the year ended 31 December 2004

	Note	2004 £million	2003 £million
Net cash inflow from operating activities	25a	**13.1**	18.3
Returns on investments and servicing of finance			
Interest received		**1.4**	2.0
Interest paid		**(4.1)**	(3.6)
		(2.7)	(1.6)
Taxation		**4.5**	(1.3)
Capital expenditure and financial investment			
Purchase of fixed assets (less grants received)		**(22.0)**	(21.0)
Disposal of fixed assets		**0.2**	0.4
Disposal of properties – exceptional		**5.6**	1.1
		(16.2)	(19.5)
Acquisitions and disposals			
Acquisition of businesses		**(36.3)**	(0.3)
Cash outflow before use of liquid resources and financing		**(37.6)**	(4.4)
Financing			
Redemption of B shares		**(9.2)**	(9.5)
(Decrease)/increase in borrowings repayable within one year		**(0.8)**	0.2
Increase/(decrease) in borrowings repayable after one year		**35.8**	(7.0)
Capital element of finance lease payments		**(0.2)**	(0.2)
		(12.0)	(20.9)
Management of liquid resources			
Repayment of cash deposits		**–**	14.5
Decrease in cash in the year	25c	**(12.0)**	(6.4)

Reconciliation of net cash flow to movement in net borrowings

for the year ended 31 December 2004

	Note	2004 £million	2003 £million
Change in net borrowings resulting from cash flows:			
Decrease in cash in the year		**(12.0)**	(6.4)
(Increase)/decrease in borrowings		**(34.8)**	7.0
Decrease in liquid resources		**–**	(14.5)
		(46.8)	(13.9)
New finance leases		**–**	(0.6)
Currency translation differences		**3.5**	5.0
Increase in net borrowings	25b	**(43.3)**	(9.5)
Net borrowings at beginning of the financial year		**(46.9)**	(37.4)

Consolidated statement of total recognised gains and losses

for the year ended 31 December 2004

	2004 £million	2003 £million
(Loss)/profit for the financial year	**(7.8)**	4.3
Actuarial (loss)/gain on pension and other post-retirement schemes	**(4.7)**	6.0
Deferred tax associated with pension and other post-retirement schemes	**(8.9)**	(2.3)
Currency translation differences	**(11.8)**	(21.5)
Total recognised gains and losses for the year	**(33.2)**	(13.5)

Reconciliation of movements in shareholders' funds

for the year ended 31 December 2004

	2004 £million	2003 £million
(Loss)/profit for the financial year	**(7.8)**	4.3
Redemption of redeemable B shares (including issue costs)	**(9.2)**	(9.5)
Actuarial (loss)/gain on pension and other post-retirement schemes	**(4.7)**	6.0
Deferred tax associated with pension and other post-retirement schemes	**(8.9)**	(2.3)
Currency translation differences	**(11.8)**	(21.5)
Net decrease in shareholders' funds	**(42.4)**	(23.0)
At beginning of the financial year	**252.3**	275.3
At end of the financial year	**209.9**	252.3

Notes to the financial statements

1 Accounting policies

Basis of preparation In 1998, the Company acquired Elementis Holdings Limited by way of a Scheme of Arrangement under section 425 of the Companies Act 1985. The acquisition was accounted for as a merger, the true and fair override being applied such that the fair value acquisition accounting requirements of the Companies Act 1985 were not adopted as, in the opinion of the directors, this would not have given a true and fair view of the Scheme of Arrangement, which in substance represented a change in identity of holding company rather than an acquisition of a business. Accordingly, the financial statements of the Company were combined with those of Elementis Holdings Limited and its subsidiaries in 1998. The directors consider that it is not practicable to quantify the effect of this departure from the Companies Act 1985 requirements.

The financial statements and notes to the financial statements have been prepared under the historical cost convention in accordance with generally accepted accounting principles and applicable accounting standards in the UK.

Basis of consolidation The consolidated financial statements include the financial statements of the Company and all its subsidiary undertakings for the year ended 31 December 2004. The results of subsidiary undertakings acquired or disposed of during a year are dealt with in the consolidated profit and loss account from the date of their acquisition or to the date of their disposal.

Joint venture and associated undertakings The Group's share of the results and net assets of joint ventures and associated undertakings included in the consolidated profit and loss account and balance sheet are based on their financial statements for year ended 31 December 2004.

Turnover Turnover is based on the invoiced value from the sale of goods and services. It excludes sales between Group undertakings, VAT and similar sales based taxes. Turnover for goods and services is recognised when the significant risks and rewards of ownership are transferred to the customer. This is when the goods have been despatched, title of the goods has passed and where the price is determinable and reflects the commercial substance of the transaction.

Foreign currencies Transactions in foreign currencies are recorded at the rates of exchange ruling at the date of the transaction. Results of overseas undertakings are translated into sterling at the average rates of exchange ruling for the relevant period. Assets and liabilities overseas, and related borrowings, are translated into sterling at the exchange rates ruling at the relevant balance sheet date. Differences arising from the retranslation of opening net assets are dealt with through reserves.

Derivatives Gains and losses on forward foreign exchange contracts, which hedge future purchases and sales denominated in foreign currencies, are taken to the profit and loss account on maturity to match the underlying transactions. Unrealised gains and losses on interest rate swap agreements, which manage the interest rate exposure on borrowings, are carried forward so that the profit and loss account reflects the rate of interest applicable to the instrument which has been entered into.

Pension and other post-retirement benefits In respect of the Group's defined benefit schemes, the full service cost of pension provision for the period, together with the cost of any benefits relating to past service is charged to the profit and loss account. The expected increase in the present value of scheme liabilities and the long term expected return on assets based on the market value of the scheme assets at the start of the period, are included in the profit and loss account under 'other finance charges'. The difference between the market value of the assets of the scheme and the present value of accrued pension liabilities is shown as an asset or liability on the balance sheet, net of deferred tax. Any difference between the expected return on assets and that achieved is recognised in the statement of recognised gains and losses together with the difference from experience or assumption changes. The Group also operates a small number of defined contribution schemes and the contributions payable during the year are charged to the profit and loss account.

Employee Share Ownership Plans (ESOPs) With effect from 1 January 2004, the Group has applied UITF Abstract 38 and where it has de facto control of the assets and liabilities, recognises those assets and liabilities in its accounts. Previously the assets and liabilities of the trust had been included within investments at a net book value of £nil. In accordance with UITF 38, the own shares held by the ESOP have been deducted from equity.

1 Accounting policies continued

Research and development Expenditure on research, development, patents and trademarks is written off through the profit and loss account in the year in which it is incurred. Research and development costs of £5.7 million were expensed in 2004 (2003: £5.4 million).

Goodwill Goodwill arising on acquisitions since 1 January 1998 is capitalised in the balance sheet and then amortised through the profit and loss account over its estimated useful life, up to a maximum of 20 years. Goodwill arising on acquisitions prior to this date was charged directly against reserves in the year of acquisition; on subsequent disposals this is charged through the profit and loss account.

Leased assets Leases which result in the Group receiving substantially all of the risks and rewards of ownership of an asset are treated as finance leases. An asset held under a finance lease is recorded in the balance sheet and depreciated over the shorter of its estimated useful life and the lease term. Future instalments net of finance charges are included within borrowings. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account and the capital element which reduces the outstanding obligation included in borrowings. Rental costs arising from operating leases are accounted for in accordance with UITF 12.

Depreciation Freehold land is not depreciated. Leasehold property is depreciated over the period of the lease. Freehold buildings, plant and machinery, vehicles, fixtures, fittings, tools and equipment are depreciated over their estimated useful lives on a straight line basis. No depreciation is charged on assets under construction until the asset is brought into use.

Estimates of useful lives of these assets are:

Buildings	10 – 50 years
Plant and machinery	2 – 20 years
Vehicles	2 – 10 years
Fixtures, fittings, tools and equipment	3 – 20 years

Stocks are stated at cost or net realisable value, whichever is the lower. Cost, in the case of manufactured goods, includes direct and overhead expenses attributable to manufacture.

Taxation Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less or to receive more, tax, with the following exceptions:

- Provision is made for tax on gains arising from the revaluation of fixed assets, or gains on disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets.
- Provision is made for gains which have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets.
- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.
- Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse.

Government grants Grants against capital expenditure from government and other bodies are shown as creditors in the balance sheet. Such grants are released to the profit and loss account over the same period for which the relevant assets are depreciated.

Notes to the financial statements (continued)

2 Segmental information

	Group turnover 2004 £million	Group turnover 2003 £million	Group operating profit 2004 £million	Group operating profit 2003 £million	Net assets 2004 £million	Net assets 2003 £million
a) Before goodwill amortisation and exceptionals						
Analysis by activity						
Chromium	**110.5**	121.9	**(3.8)**	6.8	**92.6**	90.3
Inter-group turnover	**(5.4)**	(5.7)	**–**	–	**–**	–
	105.1	116.2	**(3.8)**	6.8	**92.6**	90.3
Specialties & Pigments	**238.2**	209.3	**15.4**	17.7	**282.3**	259.7
Specialty Rubber	**45.9**	42.7	**0.2**	–	**17.1**	18.5
	389.2	368.2	**11.8**	24.5	**392.0**	368.5
Geographical analysis by origin						
North America	**180.9**	198.2	**15.3**	18.7	**237.6**	268.9
Europe	**178.9**	144.6	**(6.6)**	3.9	**128.2**	81.3
Rest of the World	**29.4**	25.4	**3.1**	1.9	**26.2**	18.3
	389.2	368.2	**11.8**	24.5	**392.0**	368.5
Unallocated liabilities	**–**	–	**–**	–	**(180.3)**	(114.3)
	389.2	368.2	**11.8**	24.5	**211.7**	254.2
b) After goodwill amortisation and exceptionals						
Analysis by activity						
Chromium	**110.5**	121.9	**(5.1)**	7.4	**92.6**	90.3
Inter-group turnover	**(5.4)**	(5.7)	**–**	–	**–**	–
	105.1	116.2	**(5.1)**	7.4	**92.6**	90.3
Specialties & Pigments	**238.2**	209.3	**2.4**	3.8	**282.3**	259.7
Specialty Rubber	**45.9**	42.7	**0.2**	(0.3)	**17.1**	18.5
	389.2	368.2	**(2.5)**	10.9	**392.0**	368.5
Geographical analysis by origin						
North America	**180.9**	198.2	**4.5**	7.0	**237.6**	268.9
Europe	**178.9**	144.6	**(10.1)**	2.0	**128.2**	81.3
Rest of the World	**29.4**	25.4	**3.1**	1.9	**26.2**	18.3
	389.2	368.2	**(2.5)**	10.9	**392.0**	368.5
Unallocated liabilities	**–**	–	**–**	–	**(180.3)**	(114.3)
	389.2	368.2	**(2.5)**	10.9	**211.7**	254.2

Unallocated liabilities comprise:

	2004 £million	2003 £million
Net borrowings	**(90.2)**	(46.9)
Taxation	**(11.2)**	(5.7)
Post retirement benefits	**(64.5)**	(54.1)
Other	**(14.4)**	(7.6)
	(180.3)	(114.3)
Group turnover analysed by destination		
North America	**155.6**	175.1
Europe	**146.2**	122.0
Rest of the World	**87.4**	71.1

3 Supplementary profit & loss account information

	Ongoing £million	Acquisition £million	2004 Total £million	2003 Total £million
Turnover	**355.0**	**34.2**	**389.2**	368.2
Cost of sales	**(237.5)**	**(26.6)**	**(264.1)**	(239.4)
Gross profit	**117.5**	**7.6**	**125.1**	128.8
Distribution costs	**(61.5)**	**(5.0)**	**(66.5)**	(62.3)
Administrative expenses	**(57.6)**	**(3.5)**	**(61.1)**	(55.6)
Operating (loss)/profit	**(1.6)**	**(0.9)**	**(2.5)**	10.9

4 Goodwill amortisation and exceptionals

	2004 £million	2003 £million
Operating:		
Restructuring costs	**2.9**	1.7
Chromium insurance recovery	**–**	(0.8)
Restructuring of Specialty Rubber	**–**	0.3
	2.9	1.2
Goodwill amortisation	**11.4**	12.4
	14.3	13.6
Non-operating:		
Profit on disposal of properties – continuing operations	**(2.6)**	–
Profit on disposal of properties – discontinued operations	**–**	(0.8)
Loss on termination of business – continuing operations	**2.3**	–
	(0.3)	(0.8)
	14.0	12.8
Tax credit on goodwill amortisation and exceptionals	**(0.2)**	(4.2)
	13.8	8.6

The restructuring costs comprise £1.3 million in Chromium following an efficiency review at their site in Eaglescliffe, UK and £1.6 million in respect of Sasol Servo B.V. which was acquired on 30 June 2004. The restructuring costs in 2003 related to the introduction of the Group's ERP system. The profit on sale of property of £2.6 million was in respect of the sale and leaseback of Specialty Rubber's Yateley, UK property. The loss on termination of business of £2.3 million arose following a decision by the joint venture partners to close Enenco Inc, in which the Group held a 50 per cent interest.

Notes to the financial statements (continued)

5 Net interest payable

	2004 £million	2003 £million
a) Net interest payable		
Interest payable:		
On bank loans	4.4	3.0
On other loans	0.1	0.2
	4.5	3.2
Interest receivable:		
On bank deposits	(0.3)	(0.8)
On other loans	(0.4)	(0.5)
Interest receivable in respect of corporation tax refunds	(0.2)	(0.8)
	(0.9)	(2.1)
Net interest payable	3.6	1.1
b) Other finance charges		
Unwind of discount on provisions	0.9	0.9
Pension and post-retirement liabilities	1.1	4.2
Other finance charges	2.0	5.1
Total interest payable	5.6	6.2

6 Taxation

a) Analysis of tax charge in the year

	2004 £million	2003 £million
Current tax:		
UK corporation tax at 30.0%	–	–
Overseas corporation tax	0.5	1.8
Adjustments in respect of prior years- overseas	(2.2)	(1.0)
Total current tax	(1.7)	0.8
Deferred tax:		
United Kingdom	(2.5)	(1.4)
Overseas	0.1	(0.5)
Adjustments in respect of prior periods	1.3	1.2
Recoverable ACT	2.8	1.0
Total deferred tax	1.7	0.3
Tax charge	–	1.1

b) Factors affecting tax charge for the year

	2004 £million	2003 £million
(Loss)/profit on ordinary activities before tax	(7.8)	5.5
Tax on ordinary activities at 30.0%	(2.3)	1.7
Differences in overseas effective tax rates	(0.1)	(0.7)
Expenses not deductible for tax purposes	0.4	0.5
Tax losses unrelieved	0.6	0.1
Timing differences	1.9	0.2
Adjustments in respect of prior periods	(2.2)	(1.0)

6 Taxation continued

c) Factors that may affect future tax charges

The total tax charge in future periods will be affected by a number of issues. Primarily these include changes in the corporation tax rates in force in the countries in which Elementis operates, the utilisation of tax losses and surplus ACT. The total tax charge may also benefit from future recognition of unprovided deferred tax in relation to losses.

7 (Loss)/earnings per ordinary share

	2004			2003		
	(Loss)/ profit for the financial year £million	**Weighted average number of shares million**	**(Loss)/ earnings per share pence**	Profit for the financial year £million	Weighted average number of shares million	Earnings per share pence
Basic (loss)/earnings per share	**(7.8)**	**431.9**	**(1.8)**	4.3	431.6	1.0
Share options	**–**	**–**	**–**	–	6.2	–
Diluted(loss)/earnings per share	**(7.8)**	**431.9**	**(1.8)**	4.3	437.8	1.0
Basic (loss)/earnings per share	**(7.8)**	**431.9**	**(1.8)**	4.3	431.6	1.0
Goodwill amortisation net of taxation	**11.4**	**–**	**2.6**	8.0	–	1.9
Exceptionals net of taxation	**2.4**	**–**	**0.6**	0.6	–	0.1
Basic earnings per share before goodwill amortisation and exceptionals	**6.0**	**431.9**	**1.4**	12.9	431.6	3.0
Share options	**–**	**–**	**–**	–	6.2	–
Diluted earnings per share before goodwill amortisation and exceptionals	**6.0**	**431.9**	**1.4**	12.9	437.8	3.0

Earnings per share before goodwill amortisation and exceptionals provides a measure of the underlying financial performance of the Group on a comparable basis with many other groups. In accordance with the requirements of FRS14, 6.4 million of share options have not been included in the calculations of the diluted earnings per share in 2004 as the basic calculation is based upon a loss for the financial year.

8 Profit for the financial year attributable to shareholders

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. Of the profit for the financial year attributable to shareholders, a loss of £65.4 million (2003: loss of £1.2 million) is dealt with in the financial statements of the Company.

9 Fees paid to auditors

	Group		**Company**	
	2004 £million	2003 £million	**2004 £million**	2003 £million
Audit fees and expenses	**0.4**	0.5	**–**	–
Other fees paid to the Company's auditors:				
United Kingdom	**0.4**	0.4	**–**	–
Overseas	**0.1**	0.2	**–**	–
	0.5	0.6	**–**	–
Analysis of other fees by type of service:				
Accounting	**–**	–	**–**	–
Tax	**0.1**	0.3	**–**	–
Advisory	**0.4**	0.3	**–**	–
	0.5	0.6	**–**	–

PricewaterhouseCoopers LLP resigned as auditors of the Company on 18 June 2004 and KPMG Audit Plc was appointed to fill the casual vacancy. A formal

Notes to the financial statements (continued)

10 Employees

	2004 £million	2003 £million
Employee costs:		
Wages and salaries	**70.0**	61.9
Social security costs	**6.2**	5.3
Pension costs (including other post-retirement costs)	**6.1**	4.3
	82.3	71.5

	2004 Number	2003 Number
Average number of persons employed:		
Chromium	**475**	496
Specialties & Pigments	**1,309**	1,099
Specialty Rubber	**632**	609
	2,416	2,204

11 Directors' emoluments

Detailed information on directors' emoluments, including performance related bonuses and long term incentives, is provided in the Directors' remuneration report.

12 Intangible assets

	Goodwill £million
Group	
Cost	
At 1 January 2004	226.8
Acquisition of business	5.5
Currency translation differences	(13.8)
At 31 December 2004	218.5
Amortisation	
At 1 January 2004	67.5
Charge for the year	11.4
Currency translation differences	(4.8)
At 31 December 2004	74.1
Net book value	
At 31 December 2004	**144.4**
At 31 December 2003	159.3

13 Tangible fixed assets

	Land & buildings £million	Plant & machinery £million	Fixtures fittings, tools & equipment £million	Under construction £million	Total £million
Group					
Cost					
At 1 January 2004	89.2	282.9	18.0	18.7	408.8
Additions	–	3.3	0.2	18.5	22.0
Acquisition of business	11.5	46.5	4.7	3.4	66.1
Disposals	(5.4)	(5.9)	(0.8)	–	(12.1)
Reclassifications	(2.8)	9.1	0.4	(6.7)	–
Currency translation differences	(2.6)	(6.6)	(0.6)	(1.5)	(11.3)
At 31 December 2004	89.9	329.3	21.9	32.4	473.5
Depreciation					
At 1 January 2004	46.6	189.9	14.3	0.3	251.1
Charge for the year	2.5	11.2	1.4	0.3	15.4
Acquisition of business	8.0	35.4	4.2	–	47.6
Disposals	(1.7)	(5.8)	(0.6)	–	(8.1)
Reclassifications	(2.3)	2.3	(0.5)	0.5	–
Currency translation differences	(1.3)	(4.1)	(0.5)	–	(5.9)
At 31 December 2004	51.8	228.9	18.3	1.1	300.1
Net book value					
At 31 December 2004	**38.1**	**100.4**	**3.6**	**31.3**	**173.4**
At 31 December 2003	42.6	93.0	3.7	18.4	157.7

Group capital expenditure contracted but not provided for in these financial statements amounted to £0.3 million (2003: £0.5 million). During the year £0.1 million (2003: £0.1 million) was released to the profit and loss account in respect of government grants received.

Land and buildings at cost comprised the following:

	Group 2004 £million	2003 £million
Freehold property	**85.8**	85.9
Property on short leases	**4.1**	3.3
	89.9	89.2

Notes to the financial statements (continued)

14 Investments

	Unlisted shares at cost £million	Post acquisition results £million	Total £million
Group			
Associates			
At 1 January 2004	1.4	0.4	1.8
Impairment	(1.4)	(0.4)	(1.8)
Acquisition of business	0.5	–	0.5
Currency translation differences	0.1	–	0.1
At 31 December 2004	0.6	–	0.6
Other investments			
Cost at 1 January 2004	1.4	–	1.4
Currency translation differences	(0.1)	–	(0.1)
At 31 December 2004	1.3	–	1.3
Net book value			
31 December 2004	**1.9**	**–**	**1.9**
31 December 2003	2.8	0.4	3.2

The other investment in unlisted shares is in non-voting, redeemable preferred stock in Harcros Chemicals Inc (formerly Harcros Chemicals Acquisitions Inc), the purchaser of the chemical distribution business. Following the adoption of UITF Abstract 38, the own shares included within investments in 2003 have been transferred to shareholders' funds.

	Unlisted loan £million	Unlisted shares at cost £million	Total £million
Company			
Subsidiary undertakings			
Cost at 1 January 2004 and 31 December 2004	759.0	0.1	759.1
Provision for impairment			
At 1 January 2004	(106.0)	–	(106.0)
Provision in the year	(63.0)	–	(63.0)
At 31 December 2004	(169.0)	–	(169.0)
Net book value			
31 December 2004	**590.0**	**0.1**	**590.1**
31 December 2003	653.0	0.1	653.1

The investment in unlisted loan is with Elementis Holdings Limited, an indirect wholly owned subsidiary. The provision for impairment was made following a directors' valuation of the subsidiary undertakings using a discounted cash flow methodology. The investment in unlisted shares is in Elementis Group BV, which is a wholly owned subsidiary. The directors' valuation of the unlisted investments of the Group and the Company is not less than their carrying value.

15 Stocks

	Group	
	2004 £million	2003 £million
Raw materials and consumables	**13.2**	9.8
Work in progress	**7.0**	6.8
Finished goods and goods purchased for resale	**49.9**	37.8
	70.1	54.4

16 Debtors

	Group		Company	
	2004 £million	2003 £million	2004 £million	2003 £million
Trade debtors	**70.3**	55.8	**–**	–
Corporate tax recoverable	**–**	1.6	**–**	2.7
ACT recoverable	**–**	1.5	**–**	–
Other debtors	**9.9**	5.2	**–**	–
Prepayments and accrued income	**5.3**	4.8	**–**	–
	85.5	68.9	**–**	2.7

Other debtors for the Group include £1.2 million (2003: £0.5 million) falling due after more than one year.

17 Creditors: amounts falling due within one year

	Group		Company	
	2004 £million	2003 £million	2004 £million	2003 £million
Trade creditors	**34.5**	36.8	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**0.2**	0.4
Amounts owed to associated undertakings	**–**	1.8	**–**	–
Corporate tax payable	**8.2**	7.8	**–**	–
Other taxes and social security	**1.2**	0.9	**–**	–
Other creditors	**8.4**	3.4	**–**	–
Accruals and deferred income	**28.7**	12.8	**–**	–
	81.0	63.5	**0.2**	0.4

Notes to the financial statements (continued)

18 Financial instruments

Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures.
Policies in respect of financial instruments are contained within the treasury section of the financial review.

a) Cash at bank and in hand

	Group	
	2004 £million	2003 £million
Cash at bank	**11.5**	23.8

Cash at bank is primarily held in sterling and US dollars.

(b) Borrowings

	Group		Company	
	2004 £million	2003 £million	**2004 £million**	2003 £million
Due within one year:				
Bank overdrafts	**1.2**	1.2	**–**	5.3
Loan notes	**3.0**	3.9	**3.0**	3.9
Finance lease liabilities	**0.2**	0.2	**–**	–
	4.4	5.3	**3.0**	9.2
Due after one year:				
Bank borrowings due between two and five years	**97.3**	65.2	**–**	–
Finance leases due between one and two years	**–**	0.2	**–**	–
	97.3	65.4	**–**	–
	101.7	70.7	**3.0**	9.2

Bank borrowings are unsecured. Loan notes bear interest at six monthly intervals at one per cent below sterling LIBOR; these are redeemable at par at the option of the holders on any interest payment date, and in any event on 30 April 2005. The Group had undrawn committed facilities at 31 December 2004 of £65.6 million (2003: £109.2 million); these expire in more than two years, and less than five years.

All borrowings at 31 December 2004 and 31 December 2003 were at floating rates. The currency profile of the borrowings was:

Currency	**2004 £million**	2003 £million
Sterling	**3.0**	3.9
US dollar	**61.9**	43.9
Euro	**31.9**	21.1
Other	**4.9**	1.8
	101.7	70.7

The majority of floating rate borrowings are for periods of up to six months and bear interest at the relevant inter bank rates plus a margin.

(c) Fair values and hedges

The fair value of cash at bank and in hand and borrowings for the Group and the Company at 31 December 2004 was approximately equal to the book value at that date. There were no unrecognised gains/(losses) on hedges at the start, end or during the year.

18 Financial instruments *continued*

(d) Monetary assets and liabilities

The value of monetary assets and liabilities of the Group not held in functional currencies and not hedged at 31 December was as follows:

2004	US dollar £million	Euro £million	Other £million	Total £million
Functional currency				
Sterling	**0.4**	**6.4**	**0.1**	**6.9**
US dollar	–	–	**0.4**	**0.4**
Euro	–	–	–	–
Other	**2.4**	–	**0.3**	**2.7**
	2.8	**6.4**	**0.8**	**10.0**

2003	US dollar £million	Euro £million	Other £million	Total £million
Functional currency				
Sterling	4.9	6.1	0.1	11.1
US dollar	–	–	0.5	0.5
Euro	–	–	–	–
Other	1.0	–	–	1.0
	5.9	6.1	0.6	12.6

19 Provisions for liabilities and charges

	Deferred tax £million	Environmental £million	Restructuring £million	Self insurance £million	Total £million
Group					
At 1 January 2004	0.9	18.0	1.6	4.3	24.8
Charge to profit and loss account	1.1	1.2	2.9	1.3	6.5
Acquisition of business	1.0	0.7	–	–	1.7
Utilised during the year	–	(2.1)	(3.2)	(1.4)	(6.7)
Currency translation differences	–	(0.6)	–	(0.2)	(0.8)
At 31 December 2004	**3.0**	**17.2**	**1.3**	**4.0**	**25.5**

Environmental provisions relate to chemical manufacturing and distribution sites including certain sites no longer owned by the Group. These provisions have been derived using a discounted cash flow methodology and reflect the extent to which it is probable that expenditure will be incurred over the next 20 years. Restructuring provisions at 31 December 2004 primarily relate to the acquisition of Sasol Servo B.V. on 30 June 2004. Self insurance provisions at 31 December 2004 represent the aggregate of outstanding claims plus a projection of losses incurred but not reported. Restructuring provisions are expected to be utilised during 2005 and self insurance provisions are expected to be utilised within five years.

Deferred tax provision comprises:

	2004 £million	2003 £million
Accelerated capital allowances	**42.4**	38.9
Other timing differences	**(39.4)**	(38.0)
	3.0	0.9

At 31 December 2004 the full amount of surplus ACT previously written off, available for offset against future UK profits, was £26.3 million (2003: £29.3 million) before allowing for amounts set against deferred tax liabilities of £2.4 million (2003: £5.3 million). Deferred tax assets not recognised in respect of tax losses carried forward at 31 December 2004 were £28.8 million (2003: £23.2 million).

Notes to the financial statements (continued)

20 Pensions and other post-retirement benefits

The Group has a number of contributory and non-contributory pension schemes providing retirement benefits for the majority of employees and all executive directors. The main schemes in the UK, US and Continental Europe are of the defined benefit type, the benefits being based on years of service and either the employee's final remuneration or the employee's average remuneration during a period of years before retirement. The assets of these schemes are held in separate trustee administered funds or are unfunded but with provisions maintained on the Group balance sheet. In addition, the Group operates an unfunded post-retirement medical benefit (PRMB) scheme in the US. The entitlement to these benefits is usually based on the employee remaining in service until retirement age and completion of a minimum service period. The total cost of post-retirement health care and pensions to the Group was £7.2 million (2003: £8.5 million), of which £3.4 million (2003: £4.6 million) related to overseas schemes.

A full actuarial valuation was carried out at 30 September 2004 for the UK scheme and at 31 December 2004 for the US schemes and Continental European schemes. The actuaries updated these valuations to 31 December 2004. The major assumptions used by the actuaries were:

2004	UK	US	Europe
Rate of increase in salaries	4.25%	3.70%	1.50%
Rate of increase in pensions in payment	2.75%	–	1.50%
Discount rate	5.50%	5.75%	4.75%
Inflation	2.75%	3.50%	1.50%

2003 or date of acquisition	UK	US	Europe
Rate of increase in salaries	4.25%	3.70%	2.00%
Rate of increase in pensions in payment	2.75%	–	1.50%
Discount rate	5.60%	6.00%	5.00%
Inflation	2.75%	3.50%	2.00%

2002	UK	US	Europe
Rate of increase in salaries	4.30%	4.70%	–
Rate of increase in pensions in payment	2.30%	–	–
Discount rate	5.75%	6.50%	–
Inflation	2.30%	3.50%	–

The main assumptions for the PRMB scheme are a discount rate of 5.75% (2003: 6.0%) per annum and a health care cost trend of 10.00% and 11.00% per annum for claims pre age 65 and post age 65 respectively reducing to 4.5% per annum by 2011 (2003: 4.5%). Actuarial valuations of pension schemes in other jurisdictions have not been updated for FRS17 purposes because of the costs involved and the considerably smaller scheme sizes and numbers of employees involved.

The assets in the defined benefit pension schemes and the expected rates of return were:

Long-term rate of return expected at 31 December 2004	Equities	Bonds	Cash & insured annuities	Total
UK	8.00%	4.50%	4.80%	–
US	8.50%	6.00%	–	–
Europe	–	4.75%	–	–
Value at 31 December 2004 (£ million)				
UK	162.0	151.2	13.2	326.4
US	31.3	12.2	–	43.5
Europe	–	19.1	–	19.1
Total	193.3	182.5	13.2	389.0

20 Pensions and other post-retirement benefits continued

Long-term rate of return expected at 31 December 2003	Equities	Bonds	Cash & insured annuities	Total
UK	8.0%	4.6%	3.8%	–
US	8.5%	6.0%	–	–
Europe	–	–	–	–
Value at 31 December 2003 (£ million)				
UK	164.6	135.0	16.2	315.8
US	30.3	11.8	0.5	42.6
Europe	–	–	–	–
Total	194.9	146.8	16.7	358.4

Long-term rate of return expected at 31 December 2002	Equities	Bonds	Cash & insured annuities	Total
UK	8.0%	4.1%	4.0%	–
US	8.5%	6.0%	–	–
Europe	–	–	–	–
Value at 31 December 2002 (£ million)				
UK	127.5	147.8	24.7	300.0
US	25.2	11.1	1.3	37.6
Europe	–	–	–	–
Total	152.7	158.9	26.0	337.6

The net pension liability was as follows:

2004	**UK pension schemes £million**	**US pension schemes £million**	**US PRMB scheme £million**	**Europe pension scheme £million**	**Total £million**
Total market value of assets	**326.4**	**43.5**	**–**	**19.1**	**389.0**
Present value of scheme liabilities	**(375.3)**	**(58.2)**	**(12.5)**	**(23.1)**	**(469.1)**
Deficit in the schemes	**(48.9)**	**(14.7)**	**(12.5)**	**(4.0)**	**(80.1)**
Related deferred tax asset	**4.9**	**5.7**	**4.9**	**1.4**	**16.9**
Net pension liability	**(44.0)**	**(9.0)**	**(7.6)**	**(2.6)**	**(63.2)**

2003	UK pension schemes £million	US pension schemes £million	US PRMB scheme £million	Europe pension scheme £million	Total £million
Total market value of assets	315.8	42.6	–	–	358.4
Present value of scheme liabilities	(365.6)	(57.6)	(12.7)	–	(435.9)
Deficit in the schemes	(49.8)	(15.0)	(12.7)	–	(77.5)
Related deferred tax asset	14.9	5.9	5.0	–	25.8
Net pension liability	(34.9)	(9.1)	(7.7)	–	(51.7)

The net pension liability in respect of pension schemes in other jurisdictions at 31 December 2004 was £1.3 million (2003: £1.1 million).

The rate at which the related deferred tax asset in the UK is calculated was revised during 2004 from 30 per cent to 10 per cent to reflect surplus ACT. As a result £9.8 million (2003:£nil) was charged to the Statement of Total Recognised Gains and Losses.

Notes to the financial statements (continued)

20 Pensions and other post-retirement benefits continued

The following amounts have been recognised in the performance statements:

2004	UK pension schemes £million	US pension schemes £million	US PRMB scheme £million	Europe pension scheme £million	Total £million
Consolidated profit & loss account					
Operating profit					
Current service cost	(2.9)	(2.0)	(0.1)	(0.5)	(5.5)
Net interest payable receivable/(payable)					
Expected return on pension scheme assets	19.8	3.2	–	0.4	(23.4)
Interest on pension scheme liabilities	(20.0)	(3.3)	(0.7)	(0.5)	(24.5)
Net finance charge	(0.2)	(0.1)	(0.7)	(0.1)	(1.1)
Net profit & loss account charge	(3.1)	(2.1)	(0.8)	(0.6)	(6.6)
Statement of total recognised gains and losses					
Actual return less expected return on pension scheme assets	3.0	2.0	–	(0.2)	4.8
Experience gains and losses arising on scheme liabilities	(0.7)	(0.9)	(0.4)	0.2	(1.8)
Changes in assumptions underlying the present value of scheme liabilities	(5.3)	(1.8)	(0.4)	(0.2)	(7.7)
Actuarial loss recognised	(3.0)	(0.7)	(0.8)	(0.2)	(4.7)
Movement in deficit during the year					
Deficit in schemes at beginning of the year	(49.8)	(15.0)	(12.7)	–	(77.5)
Current service cost	(2.9)	(2.0)	(0.1)	(0.5)	(5.5)
Contributions	7.0	2.1	1.0	–	10.1
Net interest payable	(0.2)	(0.1)	(0.7)	(0.1)	(1.1)
Actuarial loss	(3.0)	(0.7)	(0.8)	(0.2)	(4.7)
On acquisition of business	–	–	–	(2.9)	(2.9)
Currency translation differences	–	1.0	0.8	(0.3)	1.5
Deficit in schemes at end of the year	(48.9)	(14.7)	(12.5)	(4.0)	(80.1)

In addition to the current service cost above, £0.6 million (2003: £0.4 million) was charged to the profit and loss account in respect of defined contribution schemes.

20 Pensions and other post-retirement benefits continued

2003	UK pension schemes £million	US pension schemes £million	US PRMB scheme £million	Total £million
Consolidated profit & loss account				
Operating profit				
Current service cost	(2.9)	(2.1)	(0.2)	(5.2)
Past service credit	1.3	–	–	1.3
Total operating charge	(1.6)	(2.1)	(0.2)	(3.9)
Net interest payable receivable/(payable)				
Expected return on pension scheme assets	17.2	2.9	–	20.1
Interest on pension scheme liabilities	(19.5)	(3.8)	(1.0)	(24.3)
Net finance charge	(2.3)	(0.9)	(1.0)	(4.2)
Net profit & loss account charge	(3.9)	(3.0)	(1.2)	(8.1)
Statement of total recognised gains and losses				
Actual return less expected return on pension scheme assets	19.8	5.8	–	25.6
Experience gains and losses arising on scheme liabilities	3.3	1.3	1.3	5.9
Changes in assumptions underlying the present value of scheme liabilities	(21.8)	(2.6)	(1.1)	(25.5)
Actuarial gain recognised	1.3	4.5	0.2	6.0
Movement in deficit during the year				
Deficit in schemes at beginning of the year	(55.7)	(23.1)	(14.3)	(93.1)
Current service cost	(3.3)	(2.1)	(0.2)	(5.6)
Past service credit	1.3	–	–	1.3
Contributions	8.9	4.7	1.0	14.6
Net interest payable	(2.3)	(0.9)	(1.0)	(4.2)
Actuarial gain	1.3	4.5	0.2	6.0
Currency translation differences	–	1.9	1.6	3.5
Deficit in schemes at end of the year	(49.8)	(15.0)	(12.7)	(77.5)

Employer contributions in 2004 were £7.0 million (2003: £8.4 million) to UK schemes; £3.1 million (2003: £5.7 million) to US schemes and £0.6 million (2003: £0.3 million) in respect of other schemes. Contributions in 2005 at current exchange rates are expected to be £12.0 million.

Details of experience gains and losses

Year to 31 December 2004	UK	US	Europe
Difference between the expected and actual return on scheme assets			
Amount (£ million)	**3.0**	**2.0**	**(0.2)**
Percentage of scheme assets	**1.0%**	**4.3%**	**–**
Experience gains and losses on scheme liabilities			
Amount (£ million)	**(0.7)**	**(1.3)**	**0.2**
Percentage of the present value of scheme liabilities	**–**	**(1.8%)**	**0.7%**
Total amount recognised in the statement of total recognised gains and losses			
Amount (£ million)	**(3.0)**	**(1.5)**	**(0.2)**
Percentage of the present value of scheme liabilities	**1.0%**	**2.1%**	**1.1%**

Notes to the financial statements (continued)

20 Pensions and other post-retirement benefits continued

Year to 31 December 2003	UK	US	Europe
Difference between the expected and actual return on scheme assets			
Amount (£ million)	19.8	5.8	–
Percentage of scheme assets	6.3%	13.6%	–
Experience gains and losses on scheme liabilities			
Amount (£ million)	3.3	2.6	–
Percentage of the present value of scheme liabilities	0.9%	3.7%	–
Total amount recognised in the statement of total recognised gains and losses			
Amount (£ million)	1.3	4.7	–
Percentage of the present value of scheme liabilities	0.4%	6.7%	–

Year to 31 December 2002	UK	US	Europe
Difference between the expected and actual return on scheme assets			
Amount (£ million)	(57.0)	(8.4)	–
Percentage of scheme assets	(20.7%)	(20.9%)	–
Experience gains and losses on scheme liabilities			
Amount (£ million)	13.0	–	–
Percentage of the present value of scheme liabilities	3.7%	–	–
Total amount recognised in the statement of total recognised gains and losses			
Amount (£ million)	(46.3)	(10.1)	–
Percentage of the present value of scheme liabilities	13.3%	13.5%	–

21 Operating leases

Lease commitments of the Group to pay operating lease rentals for the next year comprise:

	Land and buildings		**Other**	
	2004 £million	2003 £million	**2004 £million**	2003 £million
Leases terminating:				
Within one year	**0.7**	0.9	**0.4**	0.4
Between one and five years	**1.0**	3.0	**1.4**	1.6
After five years	**1.4**	1.1	**0.1**	–
	3.1	5.0	**1.9**	2.0

Operating lease rentals charged to the profit and loss account in the year amounted to £3.1 million (2003: £3.7 million), including £1.2 million (2003: £1.6 million) for plant and machinery.

22 Share capital and reserves

	Issued and fully paid ordinary share capital £million	Issued and fully paid B share capital £million	Share premium account £million	Capital redemption reserve £million	Profit & loss account £million	Total £million
Group						
At 1 January 2004	21.6	1.9	1.2	62.3	165.3	252.3
Retained loss for the year	–	–	–	–	(7.8)	(7.8)
Currency translation differences	–	–	–	–	(11.8)	(11.8)
Issue of B shares	–	9.5	–	–	(9.5)	–
Redemption of B shares	–	(9.2)	–	9.2	(9.2)	(9.2)
Actuarial loss on pension scheme	–	–	–	–	(4.7)	(4.7)
Deferred tax associated with loss on pension scheme	–	–	–	–	(8.9)	(8.9)

22 Share capital and reserves continued

At 31 December 2004, the cumulative amount of goodwill written off to reserves for businesses acquired prior to 1 January 1998 amounted to £52.7 million (2003: £52.7 million).

	Issued and fully paid ordinary share capital £million	Issued and fully paid B share capital £million	Share premium account £million	Capital redemption reserve £million	Other reserves £million	Profit & loss account £million	Total £million
Company							
At 1 January 2004	21.6	1.9	1.2	62.3	163.6	217.2	467.8
Retained loss for the year	–	–	–	–	–	(65.4)	(65.4)
Issue of B shares	–	9.5	–	–	(9.5)	–	–
Redemption of B shares	–	(9.2)	–	9.2	–	(9.2)	(9.2)
At 31 December 2004	**21.6**	**2.2**	**1.2**	**71.5**	**154.1**	**142.6**	**393.2**

The authorised share capital of the Company at 31 December 2004 was £32.0 million (2003: £32.0 million) in 5 pence ordinary shares and £125.0 million (2003: £125.0 million) in 1 penny redeemable B shares.

The allotted, called up and fully paid 5 pence ordinary shares comprise:

	Number '000	Share capital £million
At 1 January 2004	431,641	21.6
Issue of shares	394	–
At 31 December 2004	**432,035**	**21.6**

The allotted, called up and fully paid 1 penny redeemable B shares comprise:

	Number '000	B share capital £million
At 1 January 2004	194,265	1.9
Issue of B shares	950,221	9.5
Redemption of B shares	(917,781)	(9.2)
At 31 December 2004	**226,705**	**2.2**

On 4 May 2004, 474,974,039 redeemable B shares were issued to ordinary shareholders at a rate of 1.1 redeemable B shares for every 1 ordinary share held. On 2 November 475,246,662 redeemable B shares were issued to ordinary shareholders at a rate of 1.1 redeemable B shares for every 1 ordinary share held.

Holders of redeemable B shares are entitled, in priority to holders of ordinary shares, to a non-cumulative preferential dividend per share at a rate of 75 per cent of six month sterling LIBOR payable six monthly in arrears. In the event of a winding up of the Company, repayment is limited to the nominal value of the shares. Holders are not entitled to vote at any general meeting except if a resolution to wind up the Company is to be considered. Holders of redeemable B shares were given the opportunity to redeem their shares on 4 May 2004 and 2 November 2004. As a result, 917,780,550 redeemable B shares were purchased for cash at their nominal value of 1 penny and cancelled.

Notes to the financial statements (continued)

22 Share capital and reserves continued

At 31 December 2004, certain directors and employees held the following options to subscribe for ordinary shares of 5 pence each:

	Exercise price per share	2004 Number	2003 Number
Share option scheme 1987 normally exercisable between:			
13 September 1997 and 13 September 2004	184.8p	–	67,855
19 September 1998 and 19 September 2005	152.5p	73,402	73,402
5 November 1999 and 5 November 2006	132.8p	73,185	73,185
		146,587	214,442
Share option schemes 1998 normally exercisable between:			
6 April 2001 and 6 April 2008	137.0p	68,126	68,126
15 September 2001 and 15 September 2008	86.0p	78,488	78,488
1 April 2002 and 1 April 2009	92.8p	121,275	121,275
31 March 2003 and 31 March 2010	69.5p	1,904,840	1,929,106
7 March 2004 and 7 March 2011	97.9p	1,585,193	1,644,674
10 September 2004 and 10 September 2011	56.5p	2,060,524	2,127,515
10 April 2005 and 10 April 2012	29.0p	3,182,132	3,257,497
		9,000,578	9,226,681
Share option schemes 2003 normally exercisable between:			
29 April 2006 and 29 April 2013	24.8p	7,266,811	7,304,072
23 April 2007 and 23 April 2014	35.0p	4,776,769	–
		12,043,580	7,304,072
UK savings-related share option scheme 1998 exercisable within six months of:			
1 November 2001 or 1 November 2003	94.2p	–	74,726
1 December 2002 or 1 December 2004	93.4p	42,250	48,028
1 June 2003 or 1 June 2005	53.4p	142,289	168,264
1 May 2004 or 1 May 2006	78.3p	57,732	135,729
1 December 2004 or 1 December 2006	45.2p	139,952	193,633
1 June 2005 or 1 June 2007	21.9p	2,417,419	2,858,810
1 June 2006 or 1 June 2008	20.5p	815,716	963,720
1 June 2007 or 1 June 2009	23.2p	1,090,990	–
		4,706,348	4,442,910
US savings-related share option scheme exercisable within three months of:			
20 March 2004	25.0p	–	562,808
20 March 2005	18.0p	1,846,031	2,205,126
19 March 2006	25.0p	476,706	–
		2,322,737	2,767,934
Performance Share Plan exercisable between:			
1 January 2004 and 31 January 2008	1.0p	–	629,733
1 January 2005 and 11 November 2009	1.0p	1,325,540	1,325,540
		1,325,540	1,955,273
Deferred Share Bonus Scheme	–	77,011	–
Share Award Scheme	–	828,571	–

The 1987 and 1998 Executive Share Option Schemes are discretionary schemes under which senior management below Board level are granted options to purchase shares in the Company. The option price is the average market price over the five working days preceding the grant and there is no discount. Options are capable of exercise after three years and within ten years of the date of grant; those granted since 1995 are subject to earnings per share performance targets of which none have been met to date.

22 Share capital and reserves continued

The 2003 Executive Share Option Scheme is a discretionary scheme under which executive directors and senior managers below Board level are granted options to purchase shares in the Company. The option price is the market price of a share on the dealing day immediately preceding the day on which the option is granted with no discount applied. Options are capable of exercise after three years, subject to earnings per share and total shareholder return performance targets being met, and within ten years of the date of grant.

The UK Savings-Related Share Option Scheme 1998 is a scheme under which UK employees can enter into savings contracts with a building society or bank for a period of three or five years and use the proceeds from their savings accounts to purchase shares in the Company on the exercise of their options. The option price is the average market price over the five working days preceding the invitation date discounted by a maximum of 20 per cent.

The US Savings-Related Share Option Scheme is a scheme under which US employees can enter into savings contracts with a bank for a period of two years and use the proceeds from their savings accounts to purchase shares in the Company on the exercise of their options. The option price is the market price on the date of grant, discounted by 15 per cent.

The Company has taken advantage of the exemption for Inland Revenue approved employee SAYE schemes provided by UITF abstract 17. Details of the Performance Share Plan are shown in the Directors' remuneration report.

23 Acquisition

(a) Fair values

On 30 June 2004 the Group acquired Sasol Servo BV for a consideration including costs of £32.6 million. The net book values acquired are set out below:

	Book value on acquisition £million	Accounting policy adjustments £million	Fair value adjustments £million	Fair value to the Group £million
Tangible fixed assets	**18.8**	**(0.2)**	**(0.1)**	**18.5**
Investments	**0.5**	–	–	**0.5**
Stock	**8.9**	–	–	**8.9**
Debtors	**17.7**	–	–	**17.7**
Creditors	**(9.7)**	**0.5**	**(0.8)**	**(10.0)**
Net borrowings	**(3.7)**	–	–	**(3.7)**
Net pension liability	**(1.5)**	**(0.4)**	–	**(1.9)**
Government grants	**(1.2)**	–	–	**(1.2)**
Provisions for liabilities and charges	**(1.2)**	**(0.5)**	–	**(1.7)**
Net assets acquired	**28.6**	**(0.6)**	**(0.9)**	**27.1**
Goodwill on acquisition				**5.5**
Total consideration including costs				**32.6**

Fair value and accounting policy adjustments

The fair value adjustments are to recognise a liability in respect of a claim against Sasol Servo BV and to provide for assets which are expected to have shorter estimated useful lives. The accounting policy adjustments align the accounting policies of Sasol Servo BV with those of the Group, and related to pension accounting under FRS17, the reversal of interest capitalised and reclassifications between creditors and provisions.

(b) Cash flows arising on acquisition

	£million
Cash consideration paid	**30.3**
Costs of acquisition	**2.3**
Net borrowings acquired	**3.7**
Cash flow	**36.3**

Notes to the financial statements (continued)

23 Acquisition continued

(c) Cash flows from business acquired

	2004 £million
Net cash inflow from operating activities	5.7
Returns on investments and servicing of finance	0.2
Taxation	0.2
Capital expenditure and financial investment	(1.1)
Increase in cash	5.0

(d) Results of Sasol Servo BV

The results set out in the consolidated financial statements of Sasol Servo BV for the year ended 30 June 2004 are turnover of £70.9 million (2003: £73.9 million) and a loss after taxation of £1.0 million (2003: profit of £1.2 million).

24 Contingent liabilities

Particulars of Claim were served on the Company on 2 April 2004 alleging breaches of warranties under the contract for the sale of Pauls Malt Limited, relating to the repayment of export refunds to the Department for Environment, Food and Rural Affairs. The claim which amounts to approximately £5.2 million is being vigorously defended. The claim was first notified to the Company in 1998.

25 Cash flow statement

(a) Net cash inflow from operating activities

	2004 £million	2003 £million
Operating (loss)/profit	(2.5)	10.9
Operating exceptionals	2.9	1.2
Goodwill amortisation	11.4	12.4
Depreciation (less grants credited)	15.4	15.6
Earnings before interest, tax, depreciation, amortisation and exceptionals	27.2	40.1
Share of profits of associated undertakings	–	(0.1)
Cash outflow on exceptionals	(2.0)	0.2
(Increase)/decrease in stocks	(7.2)	4.8
Increase in debtors	(3.4)	(2.8)
Increase/(decrease) in creditors	5.5	(4.9)
Provisions movement	(2.4)	(8.7)
Pension contributions net of current service cost	(4.6)	(10.3)
	13.1	18.3

25 Cash flow statement continued

(b) Reconciliation of cash flow before use of liquid resources and financing to movements in net borrowings

	2004 £million	2003 £million
Cash outflow before use of liquid resources and financing	**(37.6)**	(4.4)
Redemption of B shares (including issue costs)	**(9.2)**	(9.5)
Currency translation differences	**3.5**	5.0
New finance leases	–	(0.6)
Increase in net borrowings	**(43.3)**	(9.5)

Redeemable B shares of nominal value £9.5 million were issued for nil consideration during the year (2003: £9.5 million).

(c) Analysis of changes in net (borrowings)/cash during the year

	1 January 2004 £million	Cash flow £million	Currency translation differences £million	31 December 2004 £million
Net cash repayable on demand	23.8	(12.0)	(0.3)	**11.5**
Borrowings repayable within one year	(5.1)	0.8	0.1	**(4.2)**
Borrowings repayable after one year	(65.2)	(35.8)	3.7	**(97.3)**
Finance leases	(0.4)	0.2	–	**(0.2)**
Net (borrowings)/cash	(46.9)	(46.8)	3.5	**(90.2)**

26 Principal trading investments

Subsidiary undertakings		Country of incorporation and operation
Elementis Chromium LLP	Chromium chemicals	United Kingdom
Elementis UK Limited trading as:		United Kingdom
Elementis Pigments	Synthetic iron oxide pigments, chromic oxide pigments, carboxylates	
Elementis Specialties	Rheological additives, colourants, waxes, other specialty additives	
Linatex Limited (with fellow Linatex subsidiaries trading in the Netherlands, Malaysia, South Africa, Australia, and Belgium)	Abrasion-resistant rubber: sheet, mouldings, fabricated products, linings, screens	United Kingdom
Elementis Chromium LP	Chromium chemicals	United States of America
Elementis Pigments Inc	Synthetic iron oxide pigments, chromic oxide pigments	United States of America
Elementis Specialties Inc	Rheological additives, colourants, waxes, other specialty additives	United States of America
Linatex Corporation of America Inc	Abrasion-resistant rubber: sheet, mouldings, fabricated products, linings, screens	United States of America
Elementis Specialities Netherlands BV	Surfactants and coatings additives	The Netherlands

Notes:
1 None of the undertakings are held directly by the Company.
2 Equity capital is in ordinary shares, wholly-owned and voting rights equate to equity ownership.
3 All undertakings listed above have accounting periods ending 31 December.
4 Undertakings operating in the United Kingdom are incorporated in Great Britain and registered in England and Wales. In the case of corporate undertakings other than in the United Kingdom their country of operation is also their country of incorporation.
5 All undertakings listed above have been included in the consolidated financial statements of the Group for the year.

Five year record

	2004 £million	2003 £million	2002 £million	2001 £million	2000 £million
Turnover					
Chromium	**105.1**	116.2	102.1	118.9	124.8
Specialties & Pigments	**238.2**	209.3	225.0	228.0	234.9
Specialty Rubber	**45.9**	42.7	37.8	46.0	54.1
Continuing operations	**389.2**	368.2	364.9	392.9	413.8
Discontinued operations	**–**	–	–	137.5	160.0
Group turnover	**389.2**	368.2	364.9	530.4	573.8
Operating profit/(loss)					
Chromium	**(3.8)**	6.8	3.7	2.6	23.7
Specialties & Pigments	**15.4**	17.7	18.8	10.9	31.2
Specialty Rubber	**0.2**	–	(2.0)	(0.9)	2.6
Continuing operations before exceptionals and goodwill amortisation	**11.8**	24.5	20.5	12.6	57.5
Goodwill amortisation	**(11.4)**	(12.4)	(13.5)	(14.0)	(13.3)
Exceptionals	**(2.9)**	(0.4)	(44.7)	(5.1)	(3.0)
Discontinued operations	**–**	–	–	2.4	6.0
Profit on disposal/termination of businesses & fixed assets	**0.3**	–	4.3	1.3	–
Profit/(loss) before interest	**(2.2)**	11.7	(33.4)	(2.8)	47.2
Net interest payable	**(5.6)**	(6.2)	(0.8)	(0.5)	(5.1)
Profit/(loss) before tax	**(7.8)**	5.5	(34.2)	(3.3)	42.1
Tax	**–**	(1.1)	3.5	8.0	(7.8)
Minority interests – equity	**–**	(0.1)	(0.1)	(0.1)	(0.1)
Profit/(loss) for the financial year	**(7.8)**	4.3	(30.8)	4.6	34.2
Basic					
Earnings/(loss) per ordinary share (pence)	**(1.8)**	1.0	(7.1)	1.0	7.9
Earnings per ordinary share before goodwill amortisation and exceptionals (pence)	**1.4**	3.0	3.4	2.9	11.6
Fully diluted					
Earnings/(loss) per ordinary share (pence)	**(1.8)**	1.0	(7.1)	1.0	7.9
Earnings per ordinary share before goodwill amortisation and exceptionals (pence)	**1.4**	3.0	3.4	2.9	11.5
Dividends per ordinary share (pence)	**–**	–	–	–	–
Dividend cover (times)*	**–**	–	–	–	–
Interest cover (times)**	**3.1**	12.9	10.8	3.1	11.3
Shareholders' funds	**209.9**	252.3	275.3	378.5	411.2
Net borrowings	**(90.2)**	(46.9)	(37.5)	(41.7)	(41.7)
Weighted average number of ordinary shares in issue during the year (million)	**431.9**	431.6	431.6	431.5	431.5

* before goodwill amortisation and exceptionals
**ratio of operating profit before goodwill amortisation and exceptionals to interest on net borrowings

The comparatives for 2000 have not been restated for the impact of FRS17 and FRS19.

Shareholder services

Registrars
Enquiries concerning shares or shareholdings such as the loss of a share certificate, consolidation of share certificates, amalgamation of holdings or dividend payments should be made to the Company's registrars:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA, UK

Telephone: +44 (0) 870 600 3966
Facsimile: +44 (0) 1903 854031
Website: www.lloydstsb-registrars.co.uk

In any correspondence with the registrars, please refer to Elementis plc and state clearly the registered name and address of the shareholder. Please notify the registrars promptly of any change of address.

New issue of redeemable B shares
A further issue of redeemable B shares will be made to ordinary shareholders on the share register on 26 April 2005. Shareholders will have the opportunity to redeem these redeemable B shares for cash at their nominal value on 3 May 2005.

A circular providing full details of the issue and redemption of redeemable B shares and a redemption form will be posted to all ordinary shareholders on 22 March 2005.

Previously issued redeemable B shares
Any holders of previously issued redeemable B shares that have not yet redeemed them will have a further opportunity to redeem them for cash at their nominal value on 3 May 2005. The redemption form is on the reverse of the redeemable B share certificate.

Registrars helpline for redeemable B share enquiries:
Telephone: +44 (0) 870 600 3966

Registrars text phone
For shareholders with hearing difficulties:
Callers inside the UK telephone: 0870 600 3950
Callers outside the UK telephone: +44 121 415 7028

Web-based enquiry service www.shareview.co.uk
Shareholders using this service to obtain details of their shareholdings are required to enter their name, postcode and shareholder reference number which can be found on correspondence from the Registrars and also on share certificates.

Low-cost share dealing service
This service, arranged with the Company's stockbrokers Cazenove, offers a low cost method of buying and selling Elementis shares. Full details of the service and dealing forms can be obtained from Cazenove.
Tel: +44 (0) 20 7155 5155

Annual General Meeting
The Annual General Meeting of Elementis plc will be held on 28 April 2005 at 11am at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. The Notice of Meeting is given in a separate document accompanying this Annual Report. Details of the ordinary and special business of the Annual General Meeting are also contained in this document.

Financial calendar 2005

2005	
17 February	Preliminary announcement of results for the year ended 31 December 2004
1 April	Record date for dividend payable on existing redeemable B shares
26 April	Closing date for receipt of redeemable B share redemption forms
26 April	Record date for further redeemable B share issue
28 April	Annual General Meeting
3 May	Redemption date for redeemable B shares
	Payment date for redeemable B share dividend
26 July *	Announcement of interim results for the six months ending 30 June 2005
2 November	Payment date for redeemable B share dividend

* Provisional date

Information for calculation of capital gains tax

First day of trading of redeemable B shares	2 November 2004	4 May 2004	4 November 2003	2 May 2003	4 November 2002	2 May 2002
Number of redeemable B shares issued of 1 penny nominal value for each ordinary share held	1.1	1.1	1.1	1.1	1.1	1.0
Redeemable B share price on the first day of trading	0.875p	0.875p	0.750p	0.750p	0.875p	0.875p
Ordinary share price on the same day	32.75p	35p	37.37p	24.75p	24.75p	31.5p
Apportionment percentage for the calculation of capital gains tax:						
Ordinary shares	97.14%	97.31%	97.84 %	96.78%	96.36%	97.30%
Redeemable B shares (apportioned to the number of redeemable B shares issued for each ordinary share held)	2.86%	2.69%	2.16%	3.22%	3.64%	2.70%

Elementis key products



Elementis Specialties

Rheological Additives
- BARAGEL® 3000
- BENATHIX® PLUS
- BENTONE® 27 V
- BENTONE® 34
- BENTONE® 38 V
- BENTONE® 42
- BENTONE GEL® ISD V
- BENTONE® 760
- BENTONE® 1000
- BENTONE SD®-1
- BENTONE SD®-2
- BENTONE® DE
- BENTONE® HD
- M-P-A® 4020 BA
- NUVIS® FX 2130
- RHEOLATE® 125
- RHEOLATE® 350
- RHEOLATE® 450
- THIXATROL® MAX
- THIXCIN® R

Corrosion Inhibitors
- NALZIN® 2
- SER-AD® FA 179

Anti-foaming Agents
- DAPRO® DF 1161
- DAPRO® DF 4164
- DAPRO® NA 1622
- SERDAS® 7005
- SERDAS® 7540

Wetting & Dispersing Agents
- DISPERSE-AYD® 9100
- DISPERSE-AYD® W-30
- NUOSPERSE® FA 196
- NUOSPERSE® FX 5004
- NUOSPERSE® FX 9085

Interfacial Tension Modifiers
- DAPRO® S-65
- NUOSPERSE® 2006

Flatting Agents
- FLAT-AYD® FA NCO-6

Surface Conditioners
- SLIP-AYD® SL 50
- SLIP-AYD® SL-508

Color Pigment Dispersions
- TINT-AYD® series

Nano Particles for Plastics
- NANOX® nanozincs
- BENTONE® 108
- BENTONE® 1651

For a full list of Elementis Specialties products please visit **www.elementis-specialties.com**





Elementis Pigments

Synthetic Iron Oxides
- Kroma Red
- Copperas Red
- Ultra Yellow
- Ferrispec Fine Powder
- Ferrispec Granular Crystals
- Ferrispec Premium Liquid
- Ferrispec Mortar Color
- Ferrispec Power Paks
- Black Iron Oxides

Ferritan Zinc Ferrite

Umber
- Raw Umber
- Burnt Umber

Chromic Oxide
- Ultra Green
- Camouflage
- Chromium Hydrate

Durham, Nuodex & TruCure Single Metal Driers
- Barium
- Calcium
- Cerium
- Cobalt
- Iron
- Lead
- Lithium
- Manganese
- Strontium
- Zinc
- Zirconium

Mixed Driers
- VX Range of mixed driers
- Combi ABP
- Combi ANY
- Combi ANZ
- Combi QS

Water Based Driers
- Combi WEB Co
- Combi WEB Mn
- Calcium WM
- Cobalt WM
- Manganese WM
- Zirconium WM

Anti Skinning Agents
- Exkin 2, 3 & 518

Cobalt Free Driers
- Manganese Celerate
- Nuodex FS530 & FS531

For a full list of Elementis Pigments products please visit www.elementispigments.com





Elementis Chromium

Chromic Acid
- CA21
- CA Ultra

Chromic Oxide
- G-4099
- G-5099
- G-6099
- G-8599
- GA-4090
- GA-6090
- GA-9869 Chrome Hydrate
- M100
- Metallurgical 'A' Grade
- Accrox R
- Accrox C

Ammonium Dichromate

Potassium Dichromate

Sodium Dichromate
- 69% Sodium Dichromate Solution
- 70% Sodium Dichromate Solution
- Anhydrous Sodium Dichromate
- Sodium Dichromate Dihydrate

Chrome Sulphate
- Chromitan FM
- Chromitan B
- Chrometan 33% S02
- Chrometan Solution 15%
- Waynetan 150
- Waynetan 175
- Waynetan 250EX

Sodium Sulphate

For a full list of Elementis Chromium products please visit **www.elementischromium.com**





Elementis Specialty Rubber

Rubber Sheet
- Linatex
- Linatex HM
- Linatex OZL
- Linaplus FG
- Linard 40
- Linard 50
- Linard 60
- Linard HDS
- Linacrepe
- Linatex Masterbatch
- Linard Masterbatch
- Linafoam
- Target Backing

Valves
- Jaco ST pinch valves
- Jaco RT pinch valves
- Delta pinch valves
- Linaflo valves

Adhesives
- Solufix 14
- Solufix 7
- Filatex
- Conveyor Accessories
- Linalag W
- Pulley lagging
- Linabed impact bars

Linatex Equipment
- Velco vibrating screens
- Linapump IIIr
- Linaclone cyclones
- Genesis cyclones
- Linatex separators
- Hydrosizers
- Flat Bottom classifiers
- T type classifiers
- Engineered systems
- Linatex vibrating screens

Screening Products
- Linadek Modular Screen Panels
- Linaclad screen panels
- Flexdek
- Impact panels
- Moulded Products
- Filter press membranes

Moulded Products
- Filter press membranes
- Flotation stators & rotors
- Pump Liners
- Grinding discs
- Profile panels
- Cyclone Liners

Hose
- Linaflex slurry hose
- Cut-end slurry hose
- Flexible sweeper hose
- Linadust extraction hose

For a full list of Elementis Specialty Rubber products please visit www.linatex.com



Designed and produced by **Emperor Design Consultants Ltd**
Telephone **020 7729 9090 www.emperordesign.co.uk**

Elementis House
56 Kingston Road
Staines
TW18 4ES, UK

T. +44 (0)1784 22 7000
F. +44 (0)1784 46 0731

Printed on Mega Matt paper and board. Mega Matt has a content of 50% totally chlorine free pulp from sustainable forests and 50% recycled fibre.
No film or film processing chemicals were used and 95% of the cleaning solvent was recycled. CO_2 emissions only 2.8 tonnes per million sheets printed.
The electricity was generated from renewable sources and vegetable based inks were used throughout. The printer meets Environmental Agency Standards.
All waste and recycling processes are managed by contractors who are ISO 14001 registered. On average over 84% of any waste associated with this product will be recycled. The front cover is laminated with purelam, a biodegradable film lamination made from wood fibres obtained from a sustainable resource.